Confidential

SHARE PURCHASE AGREEMENT

among:

TRILLIUM THERAPEUTICS INC.,
an Ontario corporation

FLUORINOV PHARMA INC.,
an Ontario corporation

and

the SHAREHOLDERS

Dated as of January 26, 2016

1.	DESCRIPTION OF TRANSACTION AND PAYMENT MECHANICS		2
	1.1	Closing; Closing Date	2
	1.2	The Purchase and Sale	2
	1.3	Pre-Closing Statement.	2
	1.4	Purchase Price and other Payments Payable Hereunder	3
	1.5	Working Capital Adjustment	4
	1.6	Purchase Price Adjustment	6
	1.7	Secondary Payment	6
2.	FUTURE MILESTONE PAYMENT		7
	2.1	Milestone Payment	7
	2.2	Obligations to Continue	7
	2.3	CNS Assets	7
	2.4	Purchaser's Determination	8
	2.5	Withholding	8
	2.6	Further Action	9
	2.7	Payments in Securities	9
3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY		9
	3.1	Due Organization; Subsidiaries; Etc.	9
	3.2	Charter Documents; Records	10
	3.3	Capitalization	10
	3.4	Financial Statements and Related Information	11
	3.5	Liabilities	11
	3.6	Absence of Changes	12
	3.7	Title to Assets	13
	3.8	Bank Accounts	13
	3.9	Intellectual Property	14
	3.10	Contracts	17
	3.11	Compliance with Legal Requirements	20
	3.12	Governmental Authorizations; No Subsidies	20
	3.13	Tax Matters	20
	3.14	Employee and Labour Matters; Benefit Plans	22
	3.16	Insurance	23
	3.17	Related Party Transactions	23
	3.18	Legal Proceedings; Orders	24
	3.19	Authority; Binding Nature of Agreement	24

(Continued)

	3.20	Non-Contravention; Consents	25
	3.21	Brokers	25
	3.22	Full Disclosure	26
4.	REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS		26
	4.1	Ownership of Shares	26
	4.2	Absence of Claims by the Shareholders	26
	4.3	Legal Proceedings	27
	4.4	Authority	27
	4.5	No Conflict	27
	4.6	Canadian Resident	28
	4.7	Bankruptcy	28
5.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		28
	5.1	Due Organization	28
	5.2	Non-Contravention; Consents	28
	5.3	Authority; Binding Nature of Agreement	29
	5.4	Legal Proceedings	29
	5.5	Reporting Issuer	29
	5.6	Canadian Residency	29
6.	CERTAIN COVENANTS OF THE PARTIES		29
	6.1	Filings and Consents	29
	6.2	Confidentiality	32
	6.3	Public Announcements	32
	6.4	Termination of Shareholders Agreement	32
	6.5	Tax Allocation and Elections	33
7.	INDEMNIFICATION, ETC.		33
	7.1	Survival of Representations, Etc.	33
	7.2	Indemnification	35
	7.3	Limitations	36
	7.4	No Contribution	37
	7.5	Claim Procedures	37
	7.6	Defense of Third Party Claims	38
	7.7	Setoff	39
	7.8	Exclusive Remedy	39
	7.9	Tax Effect of Indemnification Payment	39

(ii)

(Continued)

8.	MISCELLANEOUS PROVISIONS		39
	8.1	Further Assurances	40
	8.2	Fees and Expenses	40
	8.3	Attorneys' Fees	40
	8.4	Notices	40
	8.5	Headings	41
	8.6	Counterparts and Exchanges by Electronic Transmission or Facsimile	41
	8.7	Governing Law; Dispute Resolution	41
	8.8	Successors and Assigns	42
	8.9	Remedies Cumulative; Specific Performance	43
	8.10	Waiver	43
	8.11	Amendments	43
	8.12	Severability	43
	8.13	Parties in Interest	43
	8.14	Entire Agreement	44
	8.15	Disclosure Schedule	44
	8.16	Construction	44
	8.17	Advice of Counsel.	45

(iii)

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the "Agreement") is made and entered into as of January 26, 2016, by and among: TRILLIUM THERAPEUTICS INC., an Ontario corporation ("Purchaser"); FLUORINOV PHARMA INC., an Ontario corporation (the "Company"); and each of the shareholders of the Company listed on the signature pages hereto (the "Shareholders"). Certain other capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.      The Shareholders beneficially own and control all of the issued and outstanding shares in the capital of the Company.

B.      Immediately prior to the execution and delivery of this Agreement, all holders of options to acquire shares in the capital of the Company have exercised their options and have acquired Shares.

C.      Prior to the execution and delivery of this Agreement, all other convertible securities of the Company have converted such securities into Shares.

D.     The Shareholders have agreed to sell to Purchaser and Purchaser has agreed to purchase from the Shareholders all of the issued and outstanding shares in the capital of the Company, on the terms and subject to the conditions set out in this Agreement.

E.     Upon completion of the transactions contemplated herein, Purchaser will be the sole owner of all of the issued and outstanding securities of the Company.

F.     Concurrently with the execution and delivery of this Agreement and as a condition to Purchaser's willingness to enter into and complete the transactions contemplated by this Agreement:

a)	Abdelmalik Slassi (being one of the Shareholders) is entering into:

(i)	a general release agreement;

(ii)	a non-competition, non-solicitation and confidentiality agreement in favour of the Company and Purchaser;

(iii)	an employment, non-competition, non-solicitation and confidentiality agreement with Purchaser; and

(iv)	a lock-up agreement with the Purchaser relating to the shares of Purchaser being received by such Shareholder pursuant to this Agreement and the Royalty Agreement;

b)	each of the other Shareholders is executing and delivering to the Company and Purchaser:

(i)	a general release agreement; and

(ii)	a non-solicitation and confidentiality agreement in favour of the Company and Purchaser; and

c)	the Parties hereto are entering into a royalty agreement (the "Royalty Agreement").

AGREEMENT

The Parties to this Agreement agree as follows:

1.	DESCRIPTION OF TRANSACTION AND PAYMENT MECHANICS

1.1	Closing; Closing Date.

The consummation of the purchase by the Purchaser and the sale by the Shareholders of all of the Shares of the Company contemplated by this Agreement and the other transactions contemplated herein (the "Closing") shall be deemed to have taken place on the date of this Agreement (the "Closing Date").

1.2	The Purchase and Sale.

Upon and subject to the terms and conditions of this Agreement, each of the Shareholders hereby severally sells, assigns and transfers (or causes to be sold, assigned and transferred) to the Purchaser all of the Shares owned by each of them, respectively, free and clear of all Encumbrances, and the Purchaser hereby purchases and takes ownership of such Shares from each of the Shareholders, for the consideration set forth herein, and paid or to be paid in accordance with, Section 1.4 (such sale, assignment, transfer, delivery, purchase, and payments the "Share Purchase"). Each of the Shareholders has concurrently with the execution of this Agreement transferred and delivered to Purchaser share certificates representing the Shares held by such Shareholders, duly endorsed in blank for transfer or with an executed stock transfer power of attorney, and shall take any other steps as may be necessary to cause the Company to enter the Purchaser or its nominee(s) upon the share register of the Company as the sole holder of all of the Shares and to issue one or more share certificates to Purchaser or its nominee(s) representing the Shares.

1.3	Pre-Closing Statement.

(a)     Attached hereto as Exhibit 1.3 is an unaudited statement (the “Pre-Closing Statement”), which sets forth (a) the Shareholders’ good faith calculation of the Working Capital at the Closing Date (the “Estimated Working Capital”) and (b) the amount of the Company’s debts outstanding as of the Closing Date (immediately prior to the Closing), prepared in accordance with the applicable terms and provisions of this Agreement.

(b)     For greater certainty, for the purposes of calculating the Working Capital herein:

(i)     any Liabilities denominated in other than Canadian dollars shall be converted into Canadian dollars based upon the closing Bank of Canada exchange rate on the Closing Date to purchase such foreign currency;

(ii)    there shall be an accrual for amounts not yet paid but owing or accrued as of the Closing Date for:

(A)     vacation pay for all employees of the Company;

(B)      withholding Taxes payable;

(C)     interest and penalties related to any Tax filings which were required to have been made; and

(D)     Liabilities of the Company for employee health tax and to the Workplace Safety and Insurance Board.

(c)     In the event that there are any other Liabilities of the Company at the date hereof which are not provided for in the Pre-Closing Statement attached as Exhibit 1.3 which the Company agrees in writing are Liabilities of the Company at the date hereof, then such additional Liabilities will be deemed to be on the Pre-Closing Statement and shall be included in the calculation of the Estimated Working Capital.

1.4	Purchase Price and other Payments Payable Hereunder.

(a)     Subject to Sections 1.6 and 2.5, upon and subject to the terms and conditions of this Agreement, the aggregate consideration payable by or on behalf of Purchaser to the Shareholders in respect of the purchase of all of the Shares (the "Purchase Price") is the fair market value of the Shares, which the Parties agree is the amount resulting from:

(i)     $9,750,000;

(ii)     minus, the amount, if any, by which the Closing Working Capital is less than zero or plus, the amount, if any, by which the Closing Working Capital is greater than zero;

(iii)    plus, the Secondary Payment;

(iv)    plus, the Milestone Payment;

it being understood that the Milestone Payment relates to the underlying goodwill of the Company, the value of which cannot reasonably be ascertained at the date hereof.

(b)     For greater certainty, if the Milestone Payment does not become payable in accordance with the terms and conditions of this Agreement prior the end of the fifth (5th) year after the end of the taxation year of the Company triggered as a result of Closing, Purchaser's obligations to make such payment shall cease and Purchaser shall be relieved of its obligations hereunder in respect of such payment.

(c)     Subject to the specific provisions of Section 1.7 and Section 6.1(g) with respect to the Secondary Payment and Article 2 with respect to the Milestone Payment, the Purchaser shall satisfy payment of the Purchase Price to the Shareholders as follows:

(i)      In the case of the Closing Transaction Consideration, concurrently with the execution of this Agreement, by wire transfer or automated clearing house direct payment to each of the Shareholders’ bank accounts located in Canada or the United States designated in writing, of their share of the Closing Transaction Consideration, in accordance with the relative weighting and account instructions and set forth in the consideration allocation spreadsheet attached as Exhibit 1.4(c) (the "Consideration Allocation Spreadsheet"), provided that, any payment required to be made by the Purchaser to a Shareholder that is less than $200,000 may be made by the Purchaser by delivery of a certified cheque to such Shareholder.

(ii)      In the case of Section 1.4(a)(iii), but subject to Section 6.1(g), within ten (10) Business Days of receipt by the Company of the R&D Credits, automated clearing house direct payment to each of the Shareholders’ bank accounts located in Canada or the United States designated in writing, of their share of the Secondary Payment, in accordance with the Consideration Allocation Spreadsheet, provided that, any payment required to be made by the Purchaser to a Shareholder that is less than $200,000 may be made by the Purchaser by delivery of a certified cheque to such Shareholder.

(iii)     In the case of Section 1.4(a)(iv) (but subject to the provisions of Section 1.4(b)), (A) automated clearing house direct payment to each of the Shareholders’ bank accounts located in Canada or the United States designated in writing, of their share of the Milestone Payment, in accordance with the Consideration Allocation Spreadsheet, and (B) delivery to each of the Shareholders their proportionate number of common shares of the Purchaser, certificated in the name of the relevant Shareholder or nominee, duly issued and authorized, in accordance with the respective entitlements and instructions set out in the Consideration Allocation Spreadsheet.

(d)     Notwithstanding the provisions of Section 1.4(c) or any other provision of this Agreement, to the extent that the Consideration Allocation Spreadsheet provides that certain amounts are to be paid or distributed prior to any distribution being made to the Shareholders, the Shareholders shall only be entitled to receive their share of any such payment after provision for such payments being made (including after provision for reducing the amount by any amount of Taxes required to be withheld from the recipient either in the recipient’s capacity as a shareholder or employee (or former employee) of the Company).

(e)     The amount of cash and/or shares of the Purchaser, and any combination thereof, that each Shareholder is entitled to receive hereunder (based upon the aggregate amount payable to the Shareholders), whether under Sections 1.4, 1.7 or 2.1 for the Shares held by such Shareholder shall be rounded down to the nearest whole number based upon the Shareholder's respective entitlement as set out in the Consideration Allocation Spreadsheet, and any remaining value shall be paid in cash.

1.5	Working Capital Adjustment.

(a)     As soon as possible, but not later than ninety (90) days, following the Closing Date, Purchaser shall prepare and deliver to the Shareholders the following (collectively, the "Closing Statements"):

(i)     unaudited financial statements for the Company for the year ended December 31, 2015 and for the period from January 1, 2016 to the Closing Date and as at the Closing Date prepared in accordance with GAAP (the "Closing Financial Statements") (which Closing Financial Statements shall, for greater certainty, accrue for all Company Transaction Expenses and Change of Control Payments, if any (whether or not payable) and all Taxes of the Company up to the date of the Closing; (i) a calculation of the Working Capital as determined by reference to the balance sheet contained in the Closing Financial Statements and the Pre-Closing Statement (the "Closing Working Capital");

(ii)     a calculation of:

(A)     the amount by which the Closing Working Capital exceeds or is less than, as the case may be, zero; and

(B)     the Purchase Price, as adjusted in accordance with Section 1.6.

(b)     The Shareholders and the Purchaser shall co-operate fully with each other in the calculation of the Closing Working Capital and the preparation of the Closing Statements.

(c)     The Shareholders shall have thirty (30) days from receipt of the Closing Statements within which to review the Closing Financial Statements. For the purposes of this review, the Purchaser shall permit and shall cause the Company to permit the Shareholders to examine all working papers, schedules, accounting books and records and other documents and information used or prepared by the Purchaser or the Company in connection with the preparation of the Closing Statements and to have reasonable access to appropriate personnel of the Company and the Purchaser for the Shareholders to verify the accuracy and presentation and other matters relating to the preparation of the Closing Statements. Any group of Shareholders that collectively held at least two thirds (2/3) of the Shares of the Company immediately prior to the Closing ("Majority Shareholders") may dispute any of the items in the Closing Statements by written notice (an "Objection Notice") to Purchaser within the same thirty (30) days. Such Majority Shareholder(s) shall notify the other Shareholders as set out in Section 8.4(b) .. If the Majority Shareholders have not delivered an Objection Notice to Purchaser within this thirty (30) day period, the Shareholders shall be deemed to have accepted the Closing Statements. If the Majority Shareholders deliver an Objection Notice, the Majority Shareholders and Purchaser shall work expeditiously and in good faith in an attempt to resolve all of the items in dispute within fifteen (15) days of receipt of the Objection Notice. If all items in dispute are not resolved within this fifteen (15) day period or such additional time as is agreed between the Majority Shareholders and the Purchaser in writing, the Shareholders and Purchaser shall engage KPMG LLP (the "Independent Auditor") to resolve the remaining items in dispute.

(d)     The Shareholders and the Purchaser shall furnish to the Independent Auditor those working papers, schedules and other documents, accounting books and records and information relating to the items in dispute, that are available to that Party or its auditors as the Independent Auditor may require. The Shareholders and the Purchaser shall instruct the Independent Auditor that time is of the essence in proceeding with its determination of any dispute, and the decision of the Independent Auditor with respect to any item in dispute is to be in writing and, absent any manifest error, is final and binding on the Shareholders and Purchaser with no rights of challenge, review or appeal to the courts in any manner. The Independent Auditor, in making its determination of any dispute, is acting as an expert and not as an arbitrator and is not required to engage in a judicial inquiry worked out in a judicial manner.

(e)     On agreement or decision, as the case may be, with respect to all items in dispute, the Closing Statements are deemed to be amended as may be necessary to reflect the agreement or the decision, as the case may be. In this event, references in this Agreement to the Closing Statements will be references to the Closing Statements, as so amended.

(f)     The Shareholders collectively shall be responsible for one-half of the fees and expenses of the Independent Auditor and Purchaser shall be responsible for one-half of the fees and expenses of the Independent Auditor but each of the Purchaser and Shareholders shall otherwise be responsible for its own costs and expenses.

1.6	Purchase Price Adjustment.

(a)     The Purchase Price is to be adjusted by the amount by which the Closing Working Capital is greater than, or is less than, as the case may be, zero. If the Closing Working Capital, as determined pursuant to the foregoing provisions of this Agreement, is greater than zero, the amount of such excess is herein referred to as the "Working Capital Surplus". If the Closing Working Capital, as determined pursuant to the foregoing provisions of this Agreement, is less than zero, the amount of such deficiency is herein referred to as is the "Working Capital Deficit".

(b)     The determination and adjustment of the Purchase Price in accordance with the provisions of Section 1.5(c) and this Section 1.6 will not limit or affect any other rights or causes of action which the Parties may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement but shall not duplicate any other entitlement hereunder. For greater certainty, the amount of any fees and expenses in respect of which the Shareholders are responsible pursuant to the provisions of Section 1.5(f) shall be considered to be a Purchase Price adjustment hereunder and shall constitute a reduction of the amount, if any which Purchaser is required to pay the Shareholders hereunder (whether under Section 1.7 or otherwise).

1.7	Secondary Payment.

The Purchaser shall pay the Shareholders the amount (the "Secondary Payment"), greater than zero, on or before the date which is nine (9) months following the date hereof, subject to the terms and conditions of this Agreement (including, without limitation, the provisions of Sections 7.1, 7.2 and 7.7 hereof), which is equal to:

(a)     the Holdback plus an amount equal to the R&D Credits, if any, plus an amount equal to the HST Refund with respect to periods prior to the Closing Date, plus the amount of the Working Capital Surplus, if any; and

(b)     minus the amount of the Working Capital Deficit, if any.

For greater certainty, the amount of the R&D Credits and the HST Refund shall be payable to the Shareholders only when realized by the Company in the form of cash rather than based upon the amount claimed. Notwithstanding the foregoing or any other provision herein, if the R&D Credits that would otherwise be payable to the Company become non-refundable or cannot be realized in cash due to an action of the Purchaser or the Company after the Closing Date, the Purchaser shall include in the Secondary Payment the amount of such R&D Credit.

If the Working Capital Deficit exceeds the total amount in Section 1.7(a), such difference shall constitute a credit for the Purchaser which it shall be entitled to deduct dollar for dollar from all future payments otherwise owing by the Purchaser to the Shareholders hereunder or pursuant to the Royalty Agreement. If on the date which is nine (9) months following the date hereof the Company has not received any R&D Credits but subsequently receives such R&D Credits, Purchaser shall pay to the Shareholders the amount of such R&D Credits (subject to Purchaser’s rights to deduct any amounts of the Working Capital Deficit that remain (after the prior payments) and subject further to Purchaser’s rights under the provisions of this Agreement including, without limitation, Sections 7.1, 7.2 and 7.7) . Any payment made pursuant to this paragraph shall be considered to be a Secondary Payment for the purposes of this Agreement notwithstanding that it is made subsequent to the payment contemplated in the prior paragraphs of this Section 1.7.

2.	FUTURE MILESTONE PAYMENT

2.1	Milestone Payment.

(a)     Subject to the terms and conditions of this Agreement, Purchaser shall, within sixty (60) days of dosing the first patient in a Clinical Trial with a Fluorinov Compound (the "Milestone Payment"), give written notice to the Shareholders and shall pay the Shareholders five ($5,000,000) million dollars, in accordance with the Consideration Allocation Spreadsheet.

For greater certainty, the Milestone Payment to be made pursuant to this Section 2.1 only to the extent that the Fluorinov Compound is the subject matter of a Fluorinov Royalty Patent (being other than compounds relating to CNS Assets, it being understood that the only payments to be made in terms of the monetization of the CNS Assets are as set out in Section 2.3 below). For greater certainty, the Milestone Payment to be made pursuant to this Section 2.1(a) will be made by the Purchaser regardless of what Person conducts the Clinical Trial referred to above or what Person owns the relevant Fluorinov Compound the applicable time (provided that the Clinical Trial is conducted by a Person authorized by the Company, the Purchaser, an Affiliate of the Purchaser, a Licensee or a transferee of such Fluorinov Compound).

(b)     The Milestone Payment shall be payable only once, on the first achievement of the milestone event, regardless of the number of Fluorinov Compounds that result in dosings in Clinical Trials.

(c)     Amounts payable pursuant to this Section 2.1 shall be made to the Shareholders in cash and/or, subject to Section 2.7, common shares of Purchaser (with the exact proportion being at the discretion of Purchaser, provided that at least fifty percent (50%) of the payments shall be made in the form of cash (unless otherwise agreed between Purchaser and a particular recipient Shareholder). The issuance of common shares to Shareholders, and the resale of such common shares to be received by the Shareholders, are subject to applicable securities laws.

(d)     The value of the common shares of Purchaser to be delivered pursuant to this Section 2.1 shall (unless otherwise agreed between Purchaser and a particular recipient Shareholder) be based upon the volume weighted average trading price (defined as VWAP in the TSX Company Manual) of the common shares of Purchaser on the Toronto Stock Exchange for the thirty (30) trading days immediately preceding the date of issuance of such shares to the Shareholder, calculated by dividing the total dollar value of shares of the Purchaser traded on the Toronto Stock Exchange through the period by the total number of shares traded on the Toronto Stock Exchange through the relevant period.

2.2	Obligations to Continue.

For greater certainty, in the event of any sale, transfer, assignment, license and/or sublicense of Fluorinov Royalty Patents, the obligations of Purchaser to the Shareholders to pay the Milestone Payment shall remain in full force and effect and shall apply to the commercial exploitation of Fluorinov Products by such third party, acquirer or Licensee mutatis mutandis.

2.3	CNS Assets.

Purchaser further agrees to pay the Shareholders an amount, equal to fifty percent (50%) of the Net CNS Amounts (if any) received by the Company, Purchaser and their respective Affiliates (the amounts payable to the Shareholders being herein referred to as the "CNS Payments"). Amounts payable under this Section 2.3 shall be paid in accordance with the Consideration Allocation Spreadsheet within sixty (60) days of the end of the calendar quarter in which any Net CNS Amounts are received by the Company, Purchaser and their respective Affiliates along with a report in sufficient detail explaining the basis for calculating the payment.

2.4	Purchaser's Determination.

(a)     In connection with all matters relating the business and operations of the Company (including, without limitation, relating to the Fluorinov Patents), Purchaser shall be entitled to apply its sole and absolute discretion as to how to deal with such business and operations after the Closing Date. Subject to Section 2.4(b), nothing contained in this Agreement shall be construed as to require Purchaser to, or to require the Company or any Affiliate to expend any level or type of effort, or apply any particular resources, components or other assets, to undertake any efforts of any kind with respect to the business and operations of the Company (including, without limitation relating to the assets of the Company) and, without limiting the generality of the foregoing, shall not require any particular resources, components or other assets to be expended towards the achievement of:

(i)     the milestone contemplated in Section 2.1;

(ii)     the attainment or receipt of any Net CNS Amounts; or

(iii)    otherwise relating to the attainment of any achievements which would entitle the Shareholders to receive any amounts beyond those received on the Closing Date or pursuant to Section 1.6;

beyond that which Purchaser, in its sole and absolute discretion, determines to expend. All decisions regarding such matters shall be made by Purchaser and the Company in their sole and absolute discretion without any express or implied duty or obligation to the Shareholders in respect thereto.

(b)     Notwithstanding the foregoing, with respect of the CNS Assets, the Purchaser shall use Commercially Reasonable Efforts to monetize the CNS Assets in whatever manner it sees fit including, but not limited to, the sale, licensing or other monetization of the rights.

2.5	Withholding.

The Company, Purchaser or any Person making payments on their behalf or pursuant to this Agreement to Shareholders who are non-resident in Canada for purposes of the ITA shall be entitled to deduct and withhold from any amounts of cash or shares payable or otherwise deliverable pursuant to this Agreement (including, for the avoidance of doubt, any payments provided under Sections 1.4, 1.7, 2.1 and 2.3) such amounts as may be required (or permitted under section 116 of the ITA) to be deducted or withheld therefrom under any provision of federal, provincial, local or foreign tax law or under any applicable Legal Requirements. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Shareholder to whom such amounts would otherwise have been paid. To the extent that the amount so required (or permitted under section 116 of the ITA) to be deducted and withheld from any payment to such Shareholder exceeds the cash portion of the consideration otherwise payable to the Shareholder, the Company, and Purchaser are hereby authorized to sell or otherwise dispose of such portion of the non-cash consideration due to such Shareholder as is necessary to provide sufficient funds to the Company or Purchaser as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement, and the Company, or Purchaser shall notify the Shareholder and remit to such Shareholder any unapplied balance of the net proceeds of such disposition.

2.6	Further Action.

If, at any time after the Closing Date, any further action is reasonably determined by Purchaser to be necessary or desirable to carry out the purposes of this Agreement or to vest Purchaser with full right, title and possession of and to all equity securities of the Company, the officers and directors of the Company and Purchaser shall be fully authorized (in the name of the Company and otherwise) to take such action.

2.7	Payments in Securities.

(a)      Notwithstanding anything to the contrary in this Article 2, the Purchaser shall not be entitled to make any payment, or portion thereof, required under this Agreement by delivering its common shares to the Shareholders unless; at the time of such payment in shares (i) the Purchaser is a reporting issuer in the province of Ontario not on the list of defaulting issuers maintained by the Ontario Securities Commission pursuant to section 83 of the Securities Act (Ontario) and (ii) such shares would not be subject to any resale restrictions pursuant to applicable Ontario securities laws, other than any prohibition pursuant to section 76 of the Securities Act (Ontario) or similar legislation or restrictions which may arise upon a person who is a member of a control block and provided that the sale of the securities otherwise satisfies the conditions under section 2.6(3) of National Instrument 45-102 (as amended from time to time). For greater certainty, references to the common shares of the Purchaser herein shall include any securities of a successor Entity to the Purchaser.

(b)     Notwithstanding anything to the contrary in this Article 2, unless shareholder approval of the shareholders of the Purchaser has first been obtained for the issuance of a greater number of common shares of the Purchaser, the maximum aggregate number of common shares of the Purchaser that the Purchaser may issue and deliver under the Royalty Agreement and this Agreement, taken together, is 1,558,447 common shares.

(c)     Insofar as concerns any common shares of Purchaser to be issued to Abdelmalik Slassi hereunder, the issuance and treatment of such shares shall be subject to the terms and conditions of the Lock-Up Agreement.

3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are disclosed in the Disclosure Schedule, prepared in accordance with Section 8.15 delivered to the Purchaser concurrently herewith, and subject to the provisions of Article 7, as of the Closing Date, the Company represents and warrants, to and for the benefit of Purchaser Indemnitees, as follows:

3.1	Due Organization; Subsidiaries; Etc.

(a)     Organization. The Company has been duly organized, and is validly existing and in good standing under the laws of Ontario. The Company has full power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts to which it is a party or by which it is bound.

(b)     Qualification. The Company is qualified to do business as an Ontario corporation, and is in good standing (to the extent that Ontario recognizes the concept of good standing), under the laws of Ontario. As a result of the nature of its business as previously conducted and currently conducted, it is not required to be qualified, licensed or admitted to do business in any other jurisdiction.

(c)      Directors and Officers. Section 3.1(c) of the Disclosure Schedule accurately sets forth: (i) the names of the members of the board of directors of the Company; and (ii) the names and titles of the officers of the Company.

(d)     Subsidiaries. The Company does not have any Subsidiaries.

(e)     No Other Equity. The Company does not hold or own (of record or beneficially), and has never held or owned, any shares or other securities of, or any equity interest in, any Entity.

3.2	Charter Documents; Records.

 The Company has delivered to Purchaser accurate and complete copies of: (a) the articles of incorporation and by-laws (the "Charter Documents") each in full force and effect on the date hereof and a copy of the Shareholders Agreement (which agreement is no longer in force at the date hereof); and (b) the minutes and other records of the meetings and other proceedings of the Company's shareholders and the board of directors of the Company since incorporation, and all actions taken by written resolution, since incorporation. There is currently no duly constituted committee of the board of directors of the Company, and there has never been such a committee constituted. All actions taken and all transactions entered into by the Company have been duly approved by all necessary action of the board of directors and shareholders of the Company. There has been no violation of any of the provisions of the Charter Documents of the Company, and the Company has not taken any action that is inconsistent with (i) any resolution adopted by the Company's shareholders or board of directors prior to the Closing Date or (ii) any unanimous shareholders agreement in effect from time to time including, without limitation, the Shareholders Agreement. The books of account, stock records, minute books and other records of the Company are materially accurate, up-to-date, complete, and in accordance with applicable Legal Requirements.

3.3	Capitalization.

 (a)     Outstanding Securities. The authorized capital of the Company consists of an unlimited number of Shares, of which 1,610,001 Shares are issued and outstanding as of the Closing Date. Section 3.3(a) of the Disclosure Schedule sets forth the names of the Shareholders, the addresses of the Shareholders and the class, series and number of Shares owned of record by each of such Shareholders. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and non-assessable.

 (b)     No Other Securities. As of the Closing Date, there are no: (i) outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any Shares or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any Shares (or cash based on the value of such shares) or other securities of the Company; (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any Shares or any other securities, including any promise or commitment to grant options or other securities of the Company to an employee of or other service provider to the Company; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Shares or other securities of the Company. Except for the Shareholders Agreement, there are no voting trusts, proxies, or other agreements to which the Company is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or "drag-along" rights) of any securities of the Company. Immediately following the Closing, Purchaser will be the sole registered and beneficial holder of all issued and outstanding Shares and there will not be any outstanding rights to acquire or receive any Shares or other securities of the Company.

 (c)     Legal Issuance. Except as set out in the Disclosure Schedule, all Shares and all other securities that have ever been issued or granted by the Company have been issued and granted in compliance with: (i) all applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts. None of the Shares were issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of the Company. Section 3.3(c) of the Disclosure Schedule accurately identifies each Contract relating to any securities of the Company that contains any information rights, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing.

3.4	Financial Statements and Related Information.

 (a)     Delivery of Financial Statements. Prior to the Closing Date, the Company has delivered to Purchaser the following financial statements and notes (collectively, the "Company Financial Statements"): (A) the unaudited balance sheets of the Company as at December 31, 2012, December 31, 2013 and December 31, 2014 and the related unaudited statements of operations and deficit and statements of cash flows for the years ended December 31, 2012, December 31, 2013 and December 31, 2014; and (B) the unaudited balance sheet of the Company as at December 31, 2015 (the "Unaudited Interim Balance Sheet"), and the related unaudited statement of operations and deficit, statements of research and development costs and statements of cash flows for the period ended December 31, 2015.

 (b)     Fair Presentation. The Company Financial Statements present fairly in all material respects, although not in accordance with GAAP, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby.

3.5	Liabilities.

(a)     No Liabilities. The Company has no accrued, contingent or other Liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with GAAP, and whether due or to become due), except for: (i) Liabilities identified as such in the Unaudited Interim Balance Sheet; (ii) accounts payable or accrued liabilities that have been incurred by the Company since the date of the Unaudited Interim Balance Sheet in the ordinary course of business and consistent with the Company's past practices; (iii) Liabilities under the Contracts that are expressly set forth in and identifiable by reference to the text of such Contracts; and (iv) the Liabilities identified in Section 3.5(a) of the Disclosure Schedule.

(b)     Accounts Payable. Section 3.5(b) of the Disclosure Schedule provides an accurate and complete breakdown and aging of: (i) all accounts payable of the Company as of the Closing Date; and (ii) all notes payable of the Company and all other indebtedness of the Company for borrowed money as of the Closing Date.

(c)     Company Transaction Expenses, etc. There are no Change of Control Payments which should be included in the Company Transaction Expenses other than those identified on the Pre-Closing Statement. There are no amounts owing to, or in the future payable to, (whether or not conditional), any current or former officer, director or employee of the Company other than salary and benefits owing in respect of the most recently completed bi-weekly pay period.

3.6	Absence of Changes.

Except as set forth in Section 3.6 of the Disclosure Schedule, since the date of the Unaudited Interim Balance Sheet:

(a)     there has not been any Material Adverse Effect, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, will or could reasonably be expected to have or result in a Material Adverse Effect;

(b)     there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Company's material assets (whether or not covered by insurance);

(c)     other than as disclosed in the Disclosure Schedule, the Company has not declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of its capital or other securities, and the Company has not repurchased, redeemed or otherwise reacquired any of its shares of capital or other securities, other than from former employees, directors and consultants pursuant to restricted stock purchase agreements or stock option agreements providing for the repurchase of such securities in connection with their termination of service to the Company;

(d)     there has been no amendment to any of the Charter Documents of the Company, and the Company has not effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, share split, reverse share split or similar transaction;

(e)     the Company has not made any agreement, contract or commitment relating to capital expenditure which, when added to all other capital expenditures made on behalf of the Company, exceeds $5,000 other than bonuses in the aggregate amount of $170,000 payable to certain employees and management on Closing Date, and the additional commitment of $350,000 to the Company's President and Chief Scientific Officer, all of which are to be satisfied as set out in the Consideration Allocation Spreadsheet and none of which will be Liabilities of the Company after the Closing;

(f)      the Company has not amended or prematurely terminated or waived any material right or remedy under, any Contract that is or would constitute a Material Contract;

(g)     other than renewal of the Real Property Lease, the Company has not: (i) acquired, leased or licensed any right or other asset from any other Person; (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person; or (iii) waived or relinquished any right, except for immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices of the Company;

(h)     the Company has not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;

(i)     the Company has not made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with the Company's past practices;

(j)     the Company has not: (i) lent money to any Person (other than pursuant to routine and reasonable travel advances made to current employees of the Company in the ordinary course of business); or (ii) incurred or guaranteed any indebtedness for borrowed money;

 (k)     the Company has not: (i) established, adopted, amended or terminated any employee benefit plan, including any Company Employee Plan; (ii) made any bonus, profit-sharing or similar payment to, or increased the amount of wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to, any of its directors, officers or employees; or (iii) other than with respect to non-officer employees and in the ordinary course of business and consistent with past practices: (A) hired or terminated any new employee, consultant, independent contractor or dependent contractor; (B) promoted, demoted or otherwise changed the employment status or title of any officer; or (C) removed any director of the Company;

(l)     apart from adopting GAAP for its financial reporting, the Company has not changed any of its methods of accounting or accounting practices in any respect;

(m)     apart from adopting GAAP for its financial reporting, the Company has not adopted or changed a material accounting method in respect of Taxes, entered into a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settled or comprised a claim, notice, audit report or assessment in respect of Taxes, or consented to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes;

(n)     the Company has not commenced or settled any Legal Proceeding;

(o)     the Company has not entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with its past practices; and

(p)     other than as provided herein, the Company has not agreed or legally committed to take any of the actions referred to in clauses (c) through (o) above.

3.7	Title to Assets.

(a)     Good Title. The Company owns, and has good and valid title to, all assets purported to be owned by it, including: (i) all assets reflected on the Unaudited Interim Balance Sheet; and (ii) all other assets reflected in the books and records of the Company as being owned by the Company. All of said assets are owned by the Company free and clear of any liens or other Encumbrances, except for: (A) any lien for current Taxes not yet due and payable; and (B) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company.

(b)     Leased Assets. Section 3.7(b) of the Disclosure Schedule identifies all assets that are being leased to the Company for which the annual rental payment for each such asset exceeds $5,000.

(c)     Leased Premises. The Company does not own or have an interest in (and has never owned) any real estate, except for the leasehold created under the Real Property Lease.

3.8	Bank Accounts.

Section 3.8 of the Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) location of the branch, (c) the account number; (d) the type of account; and (e) the names of all Persons who are authorized to sign checks or other documents with respect to such account.

3.9	Intellectual Property.

(a)     Fluorinov Patents. The Fluorinov Patents are identified on Section 3.9(a) of the Disclosure Schedule.

(b)     Company Owned Intellectual Property; and Registered IP. Section 3.9(b) of the Disclosure Schedule accurately identifies: (i) all Intellectual Property in which the Company owns title, whether solely or jointly with another Person (and if jointly, the identity of such Person, the percentage of such Person's ownership interest and the scope of any right granted to, or restriction imposed on, such Person's use of the Intellectual Property), and (ii) in respect of Registered IP, each item of Registered IP in which the Company has or purports to own title, whether solely or jointly with another Person (and if jointly, the identify of such Person, the percentage of such Person's ownership interest and the scope of any right granted to, or restriction imposed on, such Person's use of Registered IP), and the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number. The Company has delivered to Purchaser complete and accurate copies of all applications, correspondence with any Governmental Body and other material documents related to each such item of Registered IP. Each such registration and application for registration (i) is subsisting, in good standing and valid, (ii) has been maintained or renewed as required, (iii) is recorded in the name of the Company in the applicable registry or with the applicable Governmental Body, and (iv) to the Knowledge of the Company, as of the Closing Date has not expired or been finally rejected, withdrawn, opposed, cancelled, expunged, impeached, revoked, rectified, invalidated or had its term reduced.

(c)     Inbound Licenses. Section 3.9(c) of the Disclosure Schedule accurately identifies: (i) each Contract pursuant to which any Intellectual Property or Intellectual Property Rights are or have been licensed, sold, assigned or otherwise conveyed or provided to the Company (other than agreements between the Company and its employees in the Company's standard form thereof); and (ii) whether the licenses or rights granted to the Company in each such Contract are exclusive or non-exclusive. The Company has delivered to Purchaser accurate and complete copies of each Contract identified or required to be identified on 3.9(c) of the Disclosure Schedule.

(d)     Outbound Licenses. Section 3.9(d) of the Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license, assignment or conveyance, or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Company IP. The Company has delivered to Purchaser complete and accurate copies of each Contract identified or required to be identified on Section 3.9(d) of the Disclosure Schedule. The Company is not bound by, or subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP anywhere in the world.

(e)     Royalty Obligations. The Company is not obligated to pay any royalties, fees, commissions and other amounts payable to any other Person (other than sales commissions paid to employees according to the Company's standard commissions plan) upon or for the use, practice or exploitation of any Company IP.

(f)      IP Agreements. The Company has delivered to Purchaser a complete and accurate copy of each Company IP Contract used by the Company, including each form of: (i) development agreement; (ii) employee agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (iii) consulting or independent contractor agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; or (iv) confidentiality or nondisclosure agreement ( including any agreement with a current or former employee, consultant or independent contractor in which the employee, consultant or independent contractor expressly reserved or retained any Intellectual Property or Intellectual Property Rights incorporated in or used in connection with any Fluorinov Product or service or related to the Company's business, research or development).

(g)      Ownership Free and Clear. The Company has, at all times, used Commercially Reasonable Efforts to protect the Intellectual Property and the rights, titles, interests and benefits of the Company in the Intellectual Property and the Intellectual Property Rights. The Company exclusively owns all right, title and interest to and in the Company IP (other than Intellectual Property Rights exclusively licensed to the Company, as identified in Section 3.9(g)of the Disclosure Schedule) free and clear of any Encumbrances (other than nonexclusive licenses granted pursuant to the Contracts listed in Section 3.9(g) of the Disclosure Schedule). Without limiting the generality of the foregoing:

(i)     each Company Employee, consultant and independent contractor who is or was involved in the creation or development of any Intellectual Property or Intellectual Property Rights for, or in the course or scope of work for, has signed a valid and enforceable invention assignment agreement or such other agreement containing an irrevocable assignment to the Company of such Intellectual Property and Intellectual Property Rights, and waivers of any Moral Rights therein, and confidentiality provisions protecting the Company IP;

(ii)     no Company Employee or former employer of any Company Employee has any claim, right (whether or not currently exercisable) or interest to or in any Company IP;

(iii)     to the best of the Company's Knowledge, no Company Employee is: (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company; or (B) in breach of any Contract with any former employer or other Person concerning Company Intellectual Property Rights or confidentiality;

(iv)     the Company has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all trade secrets and other confidential or proprietary information pertaining to the Company or the Fluorinov Patents;

(v)     except as disclosed on Section 3.9(g) of the Disclosure Schedule, no funding, facilities or personnel of any Governmental Body or any public or private university, college or research institution were provided to the Company or used to develop or create or have contributed to, directly or indirectly and in whole or in part, any Company IP and such Section describes all Contracts with respect to such matters;

(vi)     except as disclosed on Section 3.9(g) of the Disclosure Schedule, the Company has never assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Intellectual Property Rights to any other Person;

(vii)     the Company owns or otherwise has valid rights to use, practice and exploit, and after the Closing will continue to own or have valid rights to use, practice and exploit, all Intellectual Property and Intellectual Property Rights needed to conduct the business of the Company as conducted and planned by the Company to be conducted as of the Closing Date.

(h)     Valid and Enforceable. All Company IP is valid, subsisting and enforceable. Without limiting the generality of the foregoing:

(i)     Section 3.9(h)(i) of the Disclosure Schedule lists all TradeMarks and the goods and services in association with which each Trade-Mark is used in each applicable country, whether in progress, pending or threatened, anywhere in the world, nor is the Company aware of any fact, matter or circumstance which might result in any such Legal Proceeding or other proceeding. To the best of the Company's Knowledge, no trademark, service mark or trade name owned, used or applied for by the Company conflicts or interferes with any trademark or trade name owned, used or applied for by any other Person;

(ii)     all filings, payments, disclosures and other actions required to be made or taken to maintain any item of Registered IP in full force and effect as of the Closing Date have been made by the applicable deadline, and the correct fees have been properly and timely paid according to the entity size of the Company;

(iii)     Section 3.9(h)(iii) of the Disclosure Schedule accurately identifies and describes each action, filing, and payment that must be taken or made on or before the date that is 120 days after the date of this Agreement in order to maintain such item of Company IP in full force and effect or, with respect to applications, to continue progress towards issuance to the full extent possible under applicable law during such period; and

(iv)     no interference, opposition, reissue, reexamination or other Legal Proceeding is or has been pending (including any opposition, non-use, cancellation, expungement, impeachment, revocation, rectification, invalidation, compulsory license, notice of compliance proceeding or any proceeding analogous to any of the foregoing, or any domain name dispute resolution proceeding, anywhere in the world) nor is the Company aware of any fact, matter or circumstance which might result in any such Legal Proceeding or other proceeding or, to the Knowledge of the Company, threatened, in which the scope, validity or enforceability of any Company IP is being, has been, or could reasonably be expected to be contested or challenged, and, to the Knowledge of the Company, there is no basis for a claim that any Company IP is invalid or unenforceable, other than as disclosed on Section 3.9(h)(iv) of the Disclosure Schedule.

(i)     No Third Party Infringement of Company IP. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP. Section 3.9(i) of the Disclosure Schedule accurately identifies (and the Company has delivered to Purchaser a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent by or to the Company or any Representative of the Company regarding any actual, alleged or suspected infringement, misappropriation or other violation of any Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(j)     Effects of This Transaction. On payment of the Closing Transaction Consideration, as of the Closing Date neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) an Encumbrance on, any Company IP; (ii) a breach of or default under any Company IP Contract; (iii) the release, disclosure or delivery of any Company IP by or to any escrow agent or other Person; (iv) the termination or alteration of the Company's rights under any Company IP Contract; or (v) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP.

(k)     No Infringement of Third Party IP Rights. The Company has never infringed (directly, contributory, by inducement or otherwise), misappropriated or otherwise violated or made unlawful use of any intellectual property right of any other Person. No Fluorinov Product has ever infringed, violated or made unlawful use of any intellectual property right of, or has ever contained any intellectual property or intellectual property right misappropriated from, any other Person. Without limiting the generality of the foregoing:

(i)     no infringement, misappropriation, violation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Company, threatened against the Company or against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by the Company with respect to such claim or Legal Proceeding;

(ii)     the Company has never received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation by the Company, any Company Employee or any agents of the Company of any intellectual property rights of another Person, including any letter or other communication suggesting or offering that the Company obtain a license to any intellectual property right of another Person or provide indemnification to any other Person with respect to any intellectual property; and

(iii)     the Company is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, and the Company has not otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential intellectual property right infringement, misappropriation, violation or similar claim (other than indemnification provisions in the Company's standard forms of Company IP Contracts).

(l)     Clinical Trials. The Company has not sponsored or is otherwise engaged or involved in the conduct of any human clinical trial anywhere in the world, whether for itself or for a third party.

3.10	Contracts.

(a)     List of Contracts. Section 3.10(a) of the Disclosure Schedule accurately identifies any Contract the Company is bound by:

(i)     (A) relating to the employment of, or the performance of services by, any Company Employee; (B) pursuant to which the Company is or may become obligated to provide notice or make any severance, termination or similar payment to any Company Employee; and/or (C) pursuant to which the Company is or may become obligated to make any bonus or similar payment (other than payment in respect of salary) to any Company Employee;

(ii)     which provides for indemnification of any officer, director, employee, agent or any other Person;

(iii)     relating to the voting and any other rights or obligations of a Shareholder of the Company;

(iv)     relating directly or indirectly to the issuance of any securities of the Company (including any Contracts entered into ancillary to the issuance of any such securities);

(v)     relating to the acquisition, transfer, licensing, grant of a royalty, development or sharing of any technology, Intellectual Property or Intellectual Property Right (including any joint development agreement, technical collaboration agreement, materials transfer agreement, sponsored research agreement, or similar agreement entered into by the Company and, without limiting the generality of the foregoing, all Contracts required to be described on Section 3.9(g)(v) of the Disclosure Schedule);

(vi)     relating to matters required to be disclosed on Section 3.12(b) of the Disclosure Schedule;

(vii)     pursuant to which the Company is required to (with or without the satisfaction of any conditions), or obtains or grants any material rights (including any options or rights of negotiation) to, undertake the development or commercialization of any pharmaceutical product or technology, or any material interest therein;

(viii)     under which the Company is (A) a lessee of real property, (B) a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third person or Entity, (C) a lessor of real property, or (D) a lessor of any tangible personal property owned by the Company, in any case referred to in clauses (B) or (D) only which requires future annual payments in excess of $5,000;

(ix)     each Contract that contains any "non-solicitation," "no hire" or similar provision which restrict the Company from soliciting, hiring, engaging, retaining or employing such third party's current or former employees in a manner or to an extent that would interfere with the business of the Company;

(x)     each Contract relating to the acquisition, sale, spin-off or outsourcing of any material asset, business unit or operation of the Company, including any right of first offer or right of first refusal;

(xi)     each Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(xii)     imposing any restriction on the Company: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; or (C) to develop or distribute any technology;

(xiii)     (A) granting exclusive rights to license, market, sell or deliver any of the products or services of the Company; or (B) otherwise contemplating an exclusive relationship between the Company and any other Person;

(xiv)     creating or involving any agency relationship, distribution or reseller arrangement or franchise relationship;

(xv)      regarding the acquisition, issuance or transfer of any securities and each Contract affecting or dealing with any securities of the Company including any restricted share agreements or escrow agreements;

(xvi)     involving any loan, Debt, guaranty, pledge, performance or completion bond or indemnity or surety arrangement;

(xvii)   that contains provisions which are triggered by the transactions contemplated herein;

(xviii) relating to the purchase or sale of any asset by or to, or the performance of any services by or for, any Related Party;

(xix)    that contemplates or involves the payment or delivery of cash or other consideration by the Company in an amount or having a value in excess of $5,000; and

(xx)     that was entered into outside the ordinary course of business or was inconsistent with the past practices of the Company.

Contracts in the respective categories described above and all Contracts identified, or required to be identified, in Section 3.10(a) of the Disclosure Schedule are referred to in this Agreement as "Material Contracts".

(b)      Delivery of Contracts. The Company has delivered to Purchaser accurate and complete copies of all written Material Contracts identified (or required to be identified) in Section 3.10(a) of the Disclosure Schedule, including all amendments thereto. Section 3.10(b) of the Disclosure Schedule provides an accurate and complete description of the material terms of each Material Contract that is not in written form. Each Contract identified in Section 3.10(a) of the Disclosure Schedule is valid and in full force and effect except to the extent that it has expired in accordance with its terms.

(c)     No Breach. As of the Closing Date, (i) the Company has not violated or breached, and the Company has not committed any default under, any Material Contract, which remains uncured, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Material Contract which remains uncured; (ii) to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to: (A) result in a violation or breach of any of the provisions of any Contract; (B) give any Person the right to declare a default or exercise any remedy under any Material Contract; (C) give any Person the right to accelerate the maturity or performance of any Material Contract; or (D) give any Person the right to cancel, terminate or modify any Material Contract; (iii) since the date of the Company's incorporation, the Company has not received any notice or other written communication (or oral communication, if such oral communication is clear and unequivocal) regarding any actual or possible violation or breach of, or default under, any Material Contract; and (iv) the Company has not waived any of its respective material rights under any Material Contract.

(d)     OICR. The Company has no Liabilities of any nature to OICR. Without limiting the generality of the foregoing:

(i)     All Contracts between OICR and the Company have been assigned by OICR to FACIT;

(ii)     All Shares and securities of the Company registered in the name of OICR have been transferred to FACIT; and

(iii)     The IPDC Investment Agreement between the Company and OICR dated as of March 16, 2012 is no longer in effect and there are no rights of OICR (or FACIT as assignee thereof) against the Company.

3.11	Compliance with Legal Requirements.

The Company is, and has at all times been, in compliance in all material respects with each Legal Requirement that is applicable to it or to the conduct of its business or the ownership of its assets. No event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time) constitute or result in a violation by the Company of, or a failure on the part of the Company to comply with, any Legal Requirement. Except as set forth in Section 3.11 of the Disclosure Schedule, the Company has not received any notice or other communication from any Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

(a)     Governmental Authorizations. Section 3.12 of the Disclosure Schedule identifies each Governmental Authorization held by the Company, and the Company has delivered to Purchaser accurate and complete copies of all Governmental Authorizations identified in Section 3.12 of the Disclosure Schedule. The Governmental Authorizations identified in Section 3.12 of the Disclosure Schedule are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the Company to conduct its business in the manner in which its business is currently being conducted. The Company is in compliance with the terms and requirements of the respective Governmental Authorizations identified in Section 3.12(a)(i) of the Disclosure Schedule. Except as set out in Section 3.12(a)(ii) of the Disclosure Schedule, the Company has not received any notice or other communication from any Governmental Body regarding: (i) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

(b)     Except as disclosed on Section 3.12(b) of the Disclosure Schedule, the Company does not possess, and has never possessed, or have any rights or interests with respect to any grants, incentives or subsidies from any Governmental Body and such Section describes all Contracts in respect thereto.

3.13	Tax Matters.

(a)      Tax Returns and Payments. All Tax Returns that were filed or required to be filed by or on behalf of the Company have been filed and to the Knowledge of the Company are true, accurate and complete. All Taxes of the Company that were required to be paid on or before the Closing Date have been timely and properly paid. All Taxes required to be withheld by the Company have been properly and timely withheld and remitted. The Company has delivered to Purchaser accurate and complete copies of all Tax Returns filed by the Company.

(b)     Audits; Claims. Except as set forth in Section 3.13(b) of the Disclosure Schedule, the Company has not received from any Governmental Body any: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) reassessment, notice of deficiency or proposed Tax adjustment. No claim or Legal Proceeding is pending or threatened against the Company in respect of any Tax. There are no liens for Taxes upon any of the assets of the Company except liens for current Taxes not yet due and payable (and for which there are adequate accruals, in accordance with GAAP).

(c)     Closing Agreements; Etc. The Company is not a party to or bound by any Tax allocation, sharing, indemnity or similar agreement.

(d)     Tax Holidays. There are no (and there have never been any) Tax exemptions, Tax holidays or other Tax reduction agreements or arrangements applicable to the Company.

(e)     Adjustment in Taxable Income. The income tax liability of the Company has been assessed by the relevant Governmental Bodies or taxation authorities in respect of all Tax years of the Company ending before January 1, 2015.

(f)     Liabilities. Other than Taxes provided for in the Unaudited Interim Balance Sheet or incurred in the usual and ordinary course of business since the date of the Unaudited Interim Financial Statements, the Company has no Liability in respect of any taxes for any Tax periods as of the Closing Date.

(g)     Withholdings. Other than as has been disclosed to the Purchaser, the Company: (i) has properly and timely withheld any Taxes (including Taxes under Part XIII of the ITA and Taxes and other amounts in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Company Employee, officer or director and any non-resident Person) that are required by Legal Requirement to be withheld and has timely paid or remitted on a timely basis, the full amount of any Taxes that have been withheld, to the applicable Governmental Body or taxation authority; and (ii) will have so properly and timely withheld, paid and remitted all such Taxes prior to the Closing.

(h)     Permanent Establishment. The Company does not have (and the Company has never had) a permanent establishment in any country other than the country of its organization, and has never been subject to Tax in a jurisdiction outside the country of its organization.

(i)     CRA. The Company is duly registered with the CRA under the Excise Tax Act (Canada) for purposes of the goods and services tax ("GST") or the harmonized sales tax ("HST"), and its registration numbers are 845695097RT0001. To the Knowledge of the Company, all input tax credits claimed by the Company for GST or HST purposes were correctly calculated in accordance with the Excise Tax Act (Canada). The Company has complied with all registration, reporting, payment, collection and remittance requirements in respect of HST and provincial sales tax or harmonized tax legislation.

(j)     Canadian Residency. The Company is a resident of Canada and is not a non-resident of Canada for purposes of the ITA.

(k)     Scientific Research and Experimental Development Deductions. All deductions in respect of scientific research and experimental development claimed by the Company were correctly claimed and calculated in accordance with Legal Requirements and accepted practices of the applicable Governmental Body.

(l)     Credits and Refunds. To the Knowledge of the Company, all tax credits and refunds, including refundable and non-refundable investment tax credits in respect of scientific research and experimental development, claimed by the Company were claimed and calculated in accordance with Legal Requirements and accepted practices of the applicable Governmental Body.

3.14	Employee and Labour Matters; Benefit Plans.

(a)     Employee List. Section 3.14(a) of the Disclosure Schedule contains a list of all current Company Employees as of the date of this Agreement, and correctly reflects: (i) their dates of employment; (ii) their positions and location of employment; (iii) their salaries; (iv) any other compensation payable to them (including housing and car allowances, vacation entitlement and accrual, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other compensation); (vi) each Company Employee Plan in which they participate or are eligible to participate; and (vii) any promises made to them with respect to changes or additions to their compensation or benefits. The Pre-Closing Statement contains an accrual for all Liabilities of the Company in respect of rights of all current and former employees of the Company.

(b)     Termination of Company Employees and Delivery of Materials. Except as set forth in Section 3.14(b) of the Disclosure Schedule, the employment of each of the current Company Employees is terminable only upon reasonable notice at common law. The Company has delivered to Purchaser accurate and complete copies of Contracts and other materials relating to the employment of the Company Employees.

(c)     Employee Plans and Agreements. Section 3.14(c) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan, including the salary or other remuneration payable by the Company. No Company Employee is entitled to any payment, including any change of control payment, by reason of the change of control of the Company as contemplated by this Agreement.

(d)     Delivery of Documents. Other than the Stock Option Plan, the Contracts with Company Employees and remuneration agreements with directors, copies of which have been provided to the Purchaser, the Company has no Company Employee Plans.

(e)     Compliance. To the Knowledge of the Company, the Company is in compliance in all material respects with all applicable Legal Requirements, Contracts and orders, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Body respecting employment, employment practices, Statutory Plans, terms and conditions of employment, wages, hours or other labour-related matters.

(f)     Independent Contractors. Section 3.14(f) of the Disclosure Schedule accurately sets forth, with respect to each Person who is or was, at any time in the last three (3) years, an independent contractor of the Company (provided that if such independent contractor has not been involved in the creation or development of any Intellectual Property or Intellectual Property Rights on behalf of the Company, such Section of the Disclosure Schedule only identifies the independent contractors who have received or may be entitled to receive in excess of $10,000 from the Company):

(i)     the name of such independent contractor, and the date as of which such independent contractor was originally engaged by the Company;

(ii)    a description of such independent contractor's performance objectives, services, duties and responsibilities;

(iii)     the aggregate dollar amount of the compensation (including all payments or benefits of any type) received by such independent contractor from the Company with respect to services performed in the fiscal year ended December 31, 2015;

(iv)     the terms of compensation of such independent contractor; and

(v)     any Governmental Authorization that is held by such independent contractor and that relates to or is useful in connection with the business of the Company.

(g)     Employment-Related Claims. Except as set forth in Section 3.14(g) of the Disclosure Schedule, there is no Legal Proceeding, claim, labour dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment Contract, compensation, wages and hours, leave of absence, plant closing notification, employment statute or regulation, human rights or pay equity statute or regulation, accessibility statute or regulation, privacy right, labour dispute, workers' compensation policy, long-term disability policy, safety, retaliation, immigration or discrimination matter involving any Company Employee, including charges of unfair labour practices or harassment complaints.

3.15	Environmental Matters.

The Company is and has at all times been in compliance with all applicable Environmental Laws. Each real property that is owned by, leased to or controlled by the Company, and all surface water, groundwater, soil and air associated with or adjacent to such real property: (i) is free of any Materials of Environmental Concern and any harmful chemical or physical conditions; and (ii) is free of any environmental contamination of any nature. To the Knowledge of the Company, it has never sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law: (A) has been placed on any list of hazardous waste sites (B) is otherwise designated or identified as a contaminated site or a potential site for remediation, cleanup, closure or other environmental remedial activity; or (C) is subject to a Legal Requirement to take "preventative", "removal" or "remedial" action as detailed in any applicable Environmental Law or to make payment for the cost of cleaning up any site.

3.16	Insurance.

Section 3.16 of the Disclosure Schedule identifies each insurance policy maintained by, at the expense of or for the benefit of the Company as of the date of this Agreement and identifies any material claims made thereunder as of the date of this Agreement. The Company has delivered to Purchaser accurate and complete copies of the insurance policies identified on Section 3.16 of the Disclosure Schedule. Each of the insurance policies identified in Section 3.16 of the Disclosure Schedule is in full force and effect. Since the date of the Company's date of incorporation, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal of any coverage or rejection of any claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.

3.17	Related Party Transactions.

Except as set forth in Section 3.17 of the Disclosure Schedule: (a) no Related Party has, and no Related Party has had, any interest in any material asset used in or otherwise relating to the business of the Company; (b) no Related Party is, or has been, indebted to the Company (other than for ordinary travel advances); (c) no Related Party has entered into, or has had any financial interest in, any material Contract, transaction or business dealing or involving any the Company; (d) to the Knowledge of the Company, no Related Party is competing, or has at any time competed, with the Company; and (e) no Related Party has any claim or right against the Company (other than rights to receive compensation for services performed as an employee of the Company or other rights arising in the ordinary course of employment).

3.18	Legal Proceedings; Orders.

(a)     Legal Proceedings. There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves the Company or any of the assets owned or used by the Company or any Person whose Liability the Company has or may have retained or assumed, either contractually or by operation of law; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Share Purchase or any of the other transactions contemplated by this Agreement; or (iii) that relates to the ownership of any shares of the Company, or any option or other right to the shares of the Company, or right to receive consideration as a result of this Agreement. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will or could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. No Legal Proceeding has ever been commenced by, and no Legal Proceeding has ever been pending against, the Company.

(b)     Orders. There is no order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer or other employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company's business.

3.19	Authority; Binding Nature of Agreement.

(a)     Authority; Binding Nature. The Company has the right, power and authority to enter into and to perform its obligations under this Agreement and of each such other agreement, document and instrument referred to in or contemplated by this Agreement to which the Company is or contemplates becoming a party and the execution, delivery and performance by the Company of this Agreement and of each such other agreement, document and instrument have been duly authorized by all necessary action on the part of the Company and, as applicable, its board of directors. This Agreement and each other agreement, document and instrument referred to in or contemplated by this Agreement to which the Company is a party constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, moratorium, and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)     Board and Shareholder Approval. The Company's board of directors and Shareholders have each: (i) determined that the Share Purchase is advisable and fair and in the best interests of the Company and its Shareholders; and (ii) authorized the transfer of Shares to the Purchaser and the Company to enter and perform its obligations under this Agreement.

(c)     Bankruptcy. The Company is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) or has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it. The Company has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of the Company or any of its assets and no execution or distress has been levied on any of its assets, nor have proceedings been commenced in connection with any of the foregoing.

3.20	Non-Contravention; Consents.

Except as set forth in Section 3.20 of the Disclosure Schedule, neither: (1) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (2) the consummation of the Share Purchase or any of the other transactions contemplated by this Agreement or any such other agreement, document or instrument, will (with or without notice or lapse of time):

(a)     contravene, conflict with or result in a violation of: (i) any of the provisions of any Charter Documents of the Company; or (ii) any resolution adopted by the shareholders, board of directors of the Company;

(b)     contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Company or any of the assets owned or used by the Company, is subject;

(c)     contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the Company's business or to any of the assets owned or used by the Company;

(d)     contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Contract; (ii) accelerate the maturity or performance of any such Contract; or (iii) cancel, terminate or modify any such Contract except to the extent that the breaches of such Material Contracts would not, in the aggregate, result in Liability of the Company of not more than $50,000; or

(e)     result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by the Company (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company).

Upon payment of the Company Transaction Consideration, the Company is not, and the Company will not be, required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (y) the consummation of the Share Purchase or any of the other transactions contemplated by this Agreement.

3.21	Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Share Purchase or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. No such Person is or may become entitled to receive any fee or other amount from the Company for such services performed or to be performed in connection with the Share Purchase or any of the other transactions contemplated by this Agreement.

3.22	Full Disclosure.

This Agreement and its exhibits and schedules (including the Disclosure Schedule) does not and will not: (i) contain any representation, warranty or information that is false or misleading with respect to any material fact; or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

4.	REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each of the Shareholders, severally but not jointly, hereby represents and warrants to the Purchaser as of the Closing Date, subject to such exceptions as are specifically disclosed in the Disclosure Schedule, as follows:

4.1	Ownership of Shares.

Each Shareholder is the sole registered and beneficial owner of the Shares designated as being owned by such Shareholder opposite such Shareholder's name in Section 4.1 of the Disclosure Schedule and the Consideration Allocation Spreadsheet. Such Shares owned by such Shareholder are not subject to any Encumbrance or to any rights of first refusal of any kind, and such Shareholder has not granted any rights to purchase such Shares to any other Person. Such Shareholder has the sole right to transfer such Shares to Purchaser. Such Shares constitute all of the Shares owned, beneficially or of record, by such Shareholder, and such Shareholder has no additional options, warrants or other rights to acquire Shares. At the Closing, in exchange for the consideration paid pursuant to Section 1.4, Purchaser will receive good title to such Shares, free and clear of all Encumbrances. For greater certainty, the foregoing representation in respect of such Shares shall mean that such Shareholders are the sole registered owners of the Shares designated as being owned by such Shareholders opposite such Shareholders’ names in Section 4.1 of the Disclosure Schedule and the Consideration Allocation Spreadsheet and, in the case of the Shares which are registered in the name of FACIT, the trustees of FACIT are the legal owners of the Shares registered in the name of FACIT and such Shares are held by such Persons pursuant to the terms of the Agreement of Trust made September 27, 2012 between Ontario Institute for Cancer Research, as Settlor and [names of individuals redacted for privacy reasons], as Original Trustees establishing FACIT; at all times since that date and as of the date hereof, such persons were and remain as the trustees of FACIT and the execution and delivery of any instrument by any one trustee of FACIT or any person designated by the trustees of FACIT is a binding action on behalf of the trustees of FACIT and is thereupon binding upon FACIT. FACIT was properly settled and subsists at the date of this Agreement.

4.2	Absence of Claims by the Shareholders.

Other than the payments set out in Section 3.6(e), no Shareholder has any claim against the Company whether present or future, contingent or unconditional, fixed or variable under any Contract or on any other basis whatsoever, whether in equity or at law. FACIT expressly reiterates the representations and warranties of the Company contained in Section 3.10(d) .

4.3	Legal Proceedings.

There is no Legal Proceeding of any nature pending, or to the Knowledge of such Shareholder, threatened, against such Shareholder, arising out of or relating to: (a) such Shareholder's beneficial ownership of Shares or rights to acquire Shares; (b) such Shareholder's capacity as a Shareholder; (c) the Share Purchase; (d) any contribution of assets (tangible and intangible) by such Shareholder (or any of its Affiliates) to the Company (or any of its Affiliates); or (e) any other agreement between such Shareholder (or any of its Affiliates) and the Company (or any of its Affiliates), nor to the Knowledge of such Shareholder is there any reasonable basis therefor. There is no investigation or other Legal Proceeding pending or, to the Knowledge of such Shareholder, threatened, against such Shareholder arising out of or relating to the matters noted in clauses "(a)" through "(e)" of the preceding sentence by or before any Governmental Body, nor to the Knowledge of such Shareholder is there any reasonable basis therefor. There is no Legal Proceeding pending or, to the Knowledge of such Shareholder, threatened, against such Shareholder with respect to which such Shareholder has a contractual right or a right to indemnification from the Company related to facts and circumstances existing prior to the Closing, nor are there any facts or circumstances that would give rise to such a Legal Proceeding.

4.4	Authority.

Such Shareholder, if it is an Entity, has the absolute and unrestricted right, power and authority or, if such Shareholder is an individual (and/or is designated as a trustee of the Trust), has capacity to enter into this Agreement and under each other agreement, document or instrument referred to in or contemplated by this Agreement to which the Shareholder is or will be a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and of each such other agreement, document and instrument to such Shareholder is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of such Shareholder (including, in the case of the Shareholders who are designated as trustees of FACIT, all necessary action on the part of FACIT) and no further action is required on the part of such Shareholder (including FACIT) to authorize this Agreement or any other agreement, document and instrument to which such Shareholder is a party and the transactions contemplated hereby and thereby. This Agreement and each such other agreement, document and instrument to which such Shareholder is a party has been duly executed and delivered by such Shareholder, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of such Shareholder, enforceable against each such party in accordance with their respective terms, subject to: (a) laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors' rights in general; and (b) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.

4.5	No Conflict.

The execution and delivery by such Shareholder of this Agreement, the Shares held by such Shareholder on the date hereof and any other agreement, document or instrument referred to in or contemplated by this Agreement to which such Shareholder is a party and the consummation of the transactions contemplated hereby and thereby will not: (a) conflict with: (i) any provision of the articles of incorporation, bylaws, trust agreement or other charter or organizational documents of such Shareholder if such Shareholder is an Entity; (ii) any Material Contract to which such Shareholder or any of such Shareholder's properties or assets is subject; or (iii) any judgment, order, decree, statute, law, ordinance, rule, regulation or other Legal Requirement applicable to such Shareholder or such Shareholder' properties or assets; or (b) require any further Consent from or on behalf of any Person.

4.6	Canadian Resident.

 (a)     Except as set forth on Section 4.6 of the Disclosure Schedule, the Shareholder is not a non-resident of Canada, within the meaning of the ITA.

(b)     Each Shareholder that is a non-resident of Canada as defined in the ITA represents and warrants that the Shares held by such Shareholder are not "taxable Canadian property" within the meaning of the ITA.

4.7	Bankruptcy.

The Shareholder is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it. It has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of it or any of its undertakings, property or assets (including any of its Shares) and no execution or distress has been levied on any of its undertakings, property or assets (including any of its Shares), nor have any proceedings been commenced in connection with any of the foregoing.

5.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Purchaser represents and warrants to the Company and each Shareholder as follows:

5.1	Due Organization.

Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Ontario and has full power and authority to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used.

5.2	Non-Contravention; Consents.

(a)     Consents. Except for any applicable filings required to be made by Purchaser with, and Consents required to be obtained by Purchaser from, NASDAQ Stock Market and the Toronto Stock Exchange and any relevant securities regulatory authority, Purchaser will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (i) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (ii) the consummation of the Share Purchase or any of the other transactions contemplated by this Agreement.

(b)      Non-Contravention. Neither: (i) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (ii) the consummation of the Share Purchase or any of the other transactions contemplated by this Agreement or any of such other agreements, documents or instruments, will (with or without notice or lapse of time) contravene, conflict with or result in a violation of: (A) any of the provisions of the articles of incorporation or bylaws (or similar documents) of Purchaser; (B) any resolution adopted by the shareholders, the board of directors of Purchaser; or (C) any provision of any material contract to which Purchaser is bound.

5.3	Authority; Binding Nature of Agreement.

Purchaser has the absolute and unrestricted right, power and authority to enter into and perform their obligations under this Agreement and under each other agreement, document and instrument referred to in this Agreement to which Purchaser is a party; and the execution, delivery and performance by Purchaser of this Agreement and any of each such other agreement, document and instrument have been duly authorized by all necessary action on the part of Purchaser and its board of directors. This Agreement and each other agreement, document or instrument referred to in this Agreement to which Purchaser is a party constitutes the legal, valid and binding obligation of Purchaser, as the case may be, enforceable against them in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

5.4	Legal Proceedings.

There is no pending Legal Proceeding and, to the Knowledge of Purchaser, no Person has threatened to commence any Legal Proceeding, that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Share Purchase or any of the other transactions contemplated by this Agreement.

5.5	Reporting Issuer.

The Purchaser is a reporting issuer in each of the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia and is in compliance with its obligations under the applicable securities laws of those provinces in all material respects. The public disclosure record of the Purchaser is true, correct and complete on the date hereof in all material respects and the Purchaser is in material compliance with all of its obligations under National Instrument 51-102 - Continuous Disclosure Obligations and the applicable rules and policies of the Toronto Stock Exchange and the NASDAQ Stock Market.

5.6	Canadian Residency.

The Purchaser is a taxable Canadian corporation for purposes of the ITA and is not a nonresident of Canada for purposes of the ITA.

6.	CERTAIN COVENANTS OF THE PARTIES

6.1	Filings and Consents.

(a)      Filings. Each Party shall use Commercially Reasonable Efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such Party with any Governmental Body with respect to the Share Purchase and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Subject to the confidentiality provisions in Section 6.2, the Shareholders and the Company each shall promptly supply each other with any information which may be required in order to effectuate any filings pursuant to (and to otherwise comply with its obligations set forth in) this Section 6.1(a) . Except where prohibited by applicable Legal Requirements or any Governmental Body, and subject to the confidentiality provisions in Section 6.2, the Shareholders and the Company shall, after the Closing Date: (i) cooperate with Purchaser with respect to any filings required to be made by Purchaser in connection with the Share Purchase; (ii) permit Purchaser to review (and consider in good faith the views of Purchaser in connection with) any documents before submitting such documents to any Governmental Body in connection with the Share Purchase; and (iii) promptly provide Purchaser with copies of all filings, notices and other documents (and a summary of any oral presentations) made or submitted by the Shareholders or the Company with or to any Governmental Body in connection with the Share Purchase, other than personal tax returns of the Shareholders.

(b)     Tax Periods Ending on or Before the Closing Date. As soon as reasonably practicable after the preparation and finalization of the Closing Statements as contemplated in Section 1.5(a), the Shareholders shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns of the Company for all periods ending on or prior to the Closing Date which have not been filed by the Closing Date. Such Tax Returns shall be prepared in a manner consistent with applicable Legal Requirement and, subject to compliance with such Legal Requirements, the Shareholders shall use Commercially Reasonable Efforts to claim the maximum of all discretionary and other available deductions, credits, losses and attributes which arose in respect of a period (or portion thereof) ending on or prior to the Closing Date. The Shareholders shall provide to Purchaser for its review a draft of each such Tax Return no later than twenty (20) days in the case of an income Tax Return, and ten (10) days in the case of any other Tax Return, prior to the due date for filing such Tax Return with the appropriate Governmental Entity. Purchaser shall notify the Shareholders in writing within ten (10) days in the case of an income Tax Return, and five (5) days in the case of any other Tax Return, after delivery of the relevant Tax Return if it has any reasonable comments with respect to items set forth in such Tax Return and the Shareholders shall incorporate all such comments into the Tax Return unless such comments are contrary to applicable Legal Requirement. All such Tax Returns prepared pursuant to the provisions of this paragraph shall be prepared at the expense of the Shareholders.

(c)     Calculation of Straddle Period Tax. The parties agree that the Taxes allocable in respect of a Straddle Period shall be calculated as follows: (i) in the case of any Taxes other than gross receipts, sales or use taxes, and Taxes related to employment source deductions, the Taxes shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the day prior to the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to, sales or use taxes, and Taxes related to employment source deductions be deemed equal to the amount which would be payable if the relevant taxable period ended on the day prior to the Closing Date.

(d)     Cooperation. Purchaser and the Shareholders shall cooperate, as and to the extent reasonably requested by the other parties, in connection with all Tax matters of the Company related to Pre-Closing Periods and a Straddle Period. Such cooperation shall include obtaining and providing appropriate forms, retaining (until the expiration of the statute of limitations, and any extensions thereof, and in accordance with any record retention agreements entered into with a Governmental Body) and providing records and information that are reasonably relevant to any such Tax Return.

(e)     Straddle Period Tax Returns. The Purchaser shall prepare, or cause to be prepared, all Tax Returns for a Straddle Period and the Shareholders shall prepare, or cause to be prepared, any Tax Returns for periods up until the Closing that have not already been filed.

(f)     Pre-Closing Period Financial Statements and Tax Returns. Any costs incurred by Purchaser in preparing Closing Statements and the Tax Returns for the period ended on or prior to the Closing Date as a result of the Shareholders’ failure to do so in accordance with the provisions hereof (including, without limitation, personnel costs using appropriate cost accounting principles) shall constitute a reduction against any amounts owing by Purchaser to the Shareholders hereunder.

(g)     R&D Credits and HST Refund.

(i)     With respect to the R&D Credits and the HST Refund, the Shareholders shall have sole responsibility to file, as soon as reasonably practicable after the completion of the Closing Statements, for all R&D Credits and any HST Refund reasonably available to the Company (and, if considered appropriate by the Majority Shareholders, to settle, compromise or not pursue any claims against the applicable Governmental Bodies).

(ii)     In the case that the R&D Credits are not obtained by the Company by nine (9) months subsequent to the Closing Date, then at the option of the Majority Shareholders, (A) the date of the Secondary Payment shall be delayed until such R&D Credits are obtained or (B) the Secondary Payment shall be partly made on the date required based on any Working Capital Surplus and thereafter when the R&D Credit is received by the Company, residual amounts of the Secondary Payments shall be distributed to the Shareholders (subject to Purchaser’s rights to deduct any amounts of the Working Capital Deficit that remain (after the prior payments) as contemplated in Section 1.7 and subject further to the provisions of Sections 7.1, 7.2 and 7.7) .

(iii)     Each of the Purchaser and the Company agree that any and all amounts of R&D Credits less any portion of such R&D Credits that has been applied on a Tax Return to reduce the Taxes otherwise payable by the Company or the Purchaser for a Pre-Closing Period, shall be paid in full to the Shareholders as part of the Secondary Payment. Purchaser shall have the right to set-off any amounts payable pursuant to this Section 6.1(g)(i) against any amounts owing from the Shareholders to Purchaser on account of Taxes in addition to any other remedies provided for in this Agreement or in law or equity.

(ii)     For greater certainty, the amount of the R&D Credits and the HST Refund shall be payable to the Shareholders only when realized by the Company in cash and not based upon the amount claimed. Notwithstanding the foregoing or any other provision herein, if the R&D Credits that would otherwise be payable to the Company become non-refundable or cannot be realized in cash due to an action of the Purchaser or the Company after the Closing Date, the Purchaser shall include in the Secondary Payment the amount of such R&D Credit.

(iv)     Purchaser shall keep the Shareholders informed of any notice, document or other communication received by Purchaser from a Governmental Body regarding or affecting the R&D Credits and the HST Refund. Copy of any such notice or documents shall be sent to the Shareholders within ten (10) days of its receipt by Purchaser.

(h)     Directors’ and Officers’ Insurance. The Purchaser shall not, and shall ensure the Company does not, terminate any run-off directors and officers liability insurance policy that was effective on Closing and shall allow any such policy to continue for its full duration pursuant to its terms. Neither the Purchaser nor the Company shall prevent any person who was a director or officer prior to closing from realizing the benefit of any such insurance coverage. For greater certainty, neither the Purchaser nor the Company shall have any duties or obligations to keep such insurance in force and effect and, without limiting the generality of the foregoing, shall have no obligation to make any payment in respect thereto.

6.2	Confidentiality

(a)     Each Party shall (and shall cause each of its Representatives to) hold in strictest confidence and not use in any manner, other than as expressly contemplated by this Agreement, all Confidential Information of the other Parties.

(b)     Subject to Section 6.3, Section 6.2(a) shall not apply to the disclosure of any Confidential Information where and to the extent that disclosure is required by Legal Requirement. Notwithstanding the foregoing, in the case of FACIT, FACIT shall be entitled to disclose such Confidential Information to its advisors (including lawyers and accountants) or funding agencies (including the Government of Ontario) on a need to know basis, in each case, to the extent permissible under applicable Law, under appropriate confidentiality provisions or professional standards of confidentiality substantially equivalent to those of this Agreement. In that case, the Party required to disclose (or whose Representative is required to disclose) shall, as soon as possible in the circumstances, notify the other Parties of the requirement of the disclosure including the nature and extent of the disclosure and the provision of the Legal Requirement pursuant to which the disclosure is required. To the extent possible, the Party required to make the disclosure shall, before doing so, provide to the other Parties the text of any disclosure. On receiving the notification, the other Parties may take any reasonable action to challenge the requirement, and the Party required to disclose shall (or shall cause the applicable Representative to), at the expense of the other Parties, assist the other Parties in taking that reasonable action to challenge the requirement to disclose.

(c)     For greater certainty, other than the Confidential Information of each Shareholder which constitutes “personal information” of such Shareholder within the meaning of the Personal Information Protection and Electronic Documents Act (Canada), which Confidential Information shall be kept confidential unless required to be disclosed pursuant to a Legal Requirement, nothing contained herein shall prevent Purchaser from disclosing any Confidential Information relating to the Company, or otherwise disclosing the terms and conditions of this Agreement, in such manner, and to such extent, as Purchaser may determine.

6.3	Public Announcements.

From and after the date of this Agreement, except as expressly contemplated by this Agreement, none of the Shareholders shall issue any press release or make any public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement or the Share Purchase or any of the other transactions or documents contemplated by this Agreement, without Purchaser's prior written consent.

6.4	Termination of Shareholders Agreement.

The Parties hereto other than the Purchaser and the Company constitute all of the Shareholders of the Company. Pursuant to Section 12.1(b) of the Shareholders Agreement, the Shareholders and the Company agree and acknowledge that the Shareholders Agreement is hereby terminated effective the Business Day prior to the date of this Agreement. Without limiting the generality of the foregoing, each of the Shareholders and the Company waive and agree that the provisions of Article VI of the Shareholders Agreement need not have been complied with insofar as concerns the transactions contemplated herein. Each Shareholder agrees and acknowledges that the Company has not taken any action inconsistent with the Shareholders Agreement.

6.5	Tax Allocation and Elections.

(a)     The Parties hereto agree and acknowledge that the Purchase Price is the only consideration for the sale of Shares by the Shareholders to the Purchaser pursuant to this Agreement. No portion of any consideration received or receivable pursuant to the Royalty Agreement or any employment or non-compete agreement shall be allocable to Transaction Consideration.

(b)     At the request of any Shareholder that is a party to an employment or non-competition agreement, the Purchaser agrees to execute a joint election with such Shareholder under section 56.4 of the ITA so that section 68 of the ITA does not apply to deem consideration to be received or receivable by the Shareholder for the restrictive covenants contained in any such agreement.

(c)     The Purchaser agrees to make within the prescribed time limits a joint tax election under section 85 of the ITA with each Shareholder, which election shall be completed and filed by such Shareholder. The amount elected under any such election shall be determined in the sole discretion of such Shareholder provided such amount is within the limits prescribed by the ITA.

7.	INDEMNIFICATION, ETC.

7.1	Survival of Representations, Etc.

(a)     General Survival. Subject to Sections 7.1(c), 7.1(d) and 7.1(h), the representations and warranties made by the Company in this Agreement shall survive the Closing Date and shall expire on the date that is four (4) years from the Closing Date (the "Termination Date"); provided, however, that if, at any time prior to the Termination Date, any Purchaser Indemnitee delivers to the Shareholders a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 7.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Termination Date until such time as such claim is fully and finally resolved.

(b)     Notwithstanding the foregoing but subject to Section 7.1(h), the liability of each Shareholder under Section 7.2 is limited in amount to that Shareholder’s allocation of any payments due under this Agreement or the Royalty Agreement in accordance with the Consideration Allocation Spreadsheet.

(i)     in the event that any such claim is made by a Purchaser Indemnitee on or prior to the Secondary Payment, the claim may only be credited against any amount otherwise payable (or subsequently payable) to the Shareholders pursuant to Section 1.7, the Milestone Payment, the CNS Payments or the Royalty Agreement;

(ii)     in the event that any such claim is made by a Purchaser Indemnitee after the Secondary Payment has been made but before the Milestone Payment, the Purchaser Indemnitee's claim may only be credited against the Milestone Payment, any CNS Payments or any payments to be made pursuant to the Royalty Agreement which have not yet been paid to the Shareholders; and

(iii)    in the event that any such claim is made by a Purchaser Indemnitee after the Secondary Payment and Milestone Payment have been made, the Purchaser Indemnitee's claim may only be credited against future payments pursuant to the Royalty Agreement and CNS Payments which have not yet been paid to the Shareholders.

For greater certainty, once a payment is made hereunder, or a payment is made pursuant to the Royalty Agreement, such amounts will no longer be available to the Purchaser Indemnitees for satisfaction of claims pursuant to this Article 7 unless such claims are in connection with Sections 7.1(h) .

(c)     Company Specified Representations; Shareholder Representations. Notwithstanding anything to the contrary contained in Section 7.1(a), the Company Specified Representations and the representations and warranties of the Shareholders set forth in this Agreement shall survive indefinitely.

(d)     Intellectual Property, Tax, and Title Matters. Notwithstanding anything to the contrary contained in Section 7.1(a) or Section 7.1(c), but subject to Section 7.1(h): (i) the representations and warranties set forth in Section 3.9 shall survive for a period of five (5) years from the Closing Date (so that the reference to "the date that is four (4) years from the Closing Date" in Section 7.1(a) shall be read as being a reference to "five (5) years from the Closing Date"); and (ii) the representations and warranties set forth in Section 3.13 and Section 3.6 (collectively, the "Tax Representations") shall survive until six months following the expiration of the statute of limitations thereto (the "Tax Limitation Period") (so that the reference to "the date that is two (2) years from the Closing Date" shall be read as a reference to the Tax Limitation Period; provided, however, that if, at any time prior to the expiration dates referred to in this sentence, any Purchaser Indemnitee delivers to the Shareholders a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and asserting a claim for recovery under Section 7.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the applicable expiration date referred to in this sentence.

(e)     Purchaser General Representations. Subject to Sections 7.1(f) and 7.1(h), all representations and warranties made by Purchaser in this Agreement shall survive the Closing Date and shall expire on the Termination Date; provided, however, that if, at any time prior to the Termination Date, a Shareholder delivers to Purchaser a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 7.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Termination Date until such time as such claim is fully and finally resolved.

(f)     Purchaser Specified Representations. Notwithstanding anything to the contrary contained in Section 7.1(e), but subject to Section 7.1(h), Purchaser Specified Representations shall survive indefinitely.

(g)     Covenants. The covenants and agreements of the Parties contained herein shall survive indefinitely.

(h)     Fraud, Intentional Misrepresentation and Willful Misconduct. Notwithstanding anything to the contrary contained in Sections 7.1(a) through 7.1(g), inclusive, all limitations of any nature set forth in Sections 7.1(a) through 7.1(g), inclusive, shall not apply in the case of claims based upon fraud, intentional misrepresentation and/or willful misconduct.

(i)      Representations Not Limited. The representations, warranties, covenants and obligations of the Company and the Shareholders, and the rights and remedies that may be exercised by Purchaser Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or Knowledge of, any of Purchaser Indemnitees or any of their Representatives unless disclosed in the Disclosure Schedule in accordance with Section 8.15. Subject to the foregoing, the Purchaser Indemnitees expressly reserve the right to seek indemnity or other remedy for any Damages arising out of or relating to any breach of any representation, warranty or covenant contained herein, notwithstanding any investigation by, disclosure to, Knowledge or imputed Knowledge of the Purchaser Indemnitees in respect of any fact or circumstance that reveals the occurrence of any such breach. In furtherance of the foregoing, the Shareholders agree that as Knowledge or lack of reliance shall not be a defense in law or equity to any claim of breach of representation, warranty or covenant by the Company or the Shareholders herein, the Shareholders shall not in any proceeding concerning a breach or alleged breach of any representation, warranty or covenant herein, or any indemnity thereof, seek information concerning Knowledge or reliance of the Purchaser Indemnitees, through deposition, discovery or otherwise or seek to introduce evidence or argument in any proceeding regarding the Knowledge or lack of reliance of the Purchaser Indemnitees prior to the Closing on or with respect to any such representations, warranties or covenants.

7.2	Indemnification.

(a)      Indemnification by the Shareholders. Each Shareholder (collectively, the "Shareholder Indemnitors"), severally and in accordance with such Shareholder Indemnitor's Indemnification Percentage, as set out in the Consideration Allocation Spreadsheet, shall indemnify each of the Purchaser Indemnitees from and against, and shall compensate and reimburse each of the Purchaser Indemnitees for, any Damages which are directly or indirectly suffered or incurred by any of the Purchaser Indemnitees or to which any of the Purchaser Indemnitees may otherwise directly or indirectly become subject (regardless of whether or not such Damages relate to any third party claim) and which arise directly or indirectly from or as a result of, or are directly or indirectly connected with:

(i)     any inaccuracy in or breach of any representation or warranty made by the Company and/or any Shareholder in this Agreement or any other instrument delivered in connection with the completion of the transactions contemplated herein;

(ii)     any inaccuracy in the Consideration Allocation Spreadsheet;

(iii)     any breach of any covenant or obligation in this Agreement by such Shareholder. For clarity, each Shareholder shall be personally liable for any breach of any covenant or obligation made by such Shareholder, and no Shareholder shall be liable for the breach of any covenant, obligation or representation of any other Shareholder;

(iv)     any inaccuracy in the Pre-Closing Statement (including, without limitation, any undisclosed Change of Control Payment or Company Transaction Expense).

(b)     Damage to Purchaser. The Parties acknowledge and agree that, if the Company suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Company as a Purchaser Indemnitee) Purchaser shall also be deemed, by virtue of its ownership of the shares of the Company, to have incurred Damages as a result of and in connection with such inaccuracy or breach. For greater certainty, such Damages shall be counted only once as against any Shareholder and shall not be duplicated.

(c)     Indemnification by Purchaser. From and after the Closing Date (but subject to Section 7.1), Purchaser shall indemnify each of the Shareholders (the "Shareholder Indemnitees") from and against, and shall compensate and reimburse each of the Shareholder Indemnitees for, any Damages which are directly or indirectly suffered or incurred by any of the Shareholder Indemnitees or to which any of the Shareholder Indemnitees may otherwise directly or indirectly become subject (regardless of whether or not such Damages relate to any third party claim) and which arise directly or indirectly from or as a result of, or are directly or indirectly connected with:

(i)     any inaccuracy in or breach of any representation or warranty made by the Purchaser in this Agreement;

(ii)     any breach of any covenant or obligation of Purchaser;

(iii)    any action or omission by any Licensee of the Purchaser or the Company after the Closing Date;

(iv)    any product liabilities related to the Fluorinov Products;

(v)     development, distribution, marketing or sale of the Fluorinov Products or any other products related thereto of the Company, the Purchaser or their Affiliates;

(vi)    any violation by the Company, the Purchaser or their Affiliates of any Legal Requirements applicable to them or their activities; and

(vii)    the Company's, the Purchaser's or any of their Affiliates gross negligence or willful misconduct in performing any of their obligations under this Agreement.

(d)     An "Indemnitor" means Purchaser Indemnitor or a Shareholder Indemnitor, as applicable. An "Indemnitee" means a Purchaser Indemnitee or a Shareholder Indemnitee, as applicable.

(e)     For the sole purpose of determining Damages (and not for determining whether or not any breaches of representations or warranties have occurred), the representations and warranties of the Company and Purchaser shall be read without giving effect to any materiality or similar qualification limiting the scope of such representation or warranty.

7.3	Limitations.

(a)     Deductible. Subject to Section 7.3(b), the applicable Indemnitor(s) shall not be required to make any indemnification payment pursuant to Section 7.2(a)(i), Section 7.2(c)(i) or Section 7.2(c)(i) for any inaccuracy in or breach of any representation or warranty in this Agreement) until such time as the total amount of all Damages arising from all inaccuracies and breaches applicable to such Indemnitor(s) exceeds $50,000 in the aggregate (the "Deductible"). If the total amount of such Damages exceeds the Deductible, then the applicable Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the amount of all Damages, including the amount of the Deductible.

(b)      Applicability of Deductible. The limitations set forth in Section 7.3(a) shall not apply in the case of fraud, intentional misrepresentation and/or willful misconduct.

(c)     Recourse to Secondary Payment. Recourse by Purchaser Indemnitees to the portion of Secondary Payment shall be Purchaser Indemnitees' initial remedy for monetary Damages resulting from the matters referred to in Section 7.2 for the period commencing on the Closing Date and expiring on the date the Secondary Payment is made. Thereafter, Purchaser's sole and exclusive remedy for monetary Damages resulting from the matters referred to in Section 7.2 shall be as set forth in Section 7.1 herein.

7.4	No Contribution.

Each Shareholder Indemnitor waives, and acknowledges and agrees that such Indemnitor shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Company in connection with any indemnification obligation or any other Liability to which such Indemnitor may become subject under or in connection with this Agreement or any other agreement or document delivered to Purchaser in connection with this Agreement other than pursuant to the terms of this Agreement. For greater certainty, and without limiting the generality of the foregoing, after the Closing, the Company shall have no Liability hereunder to any party (and, for greater certainty, Purchaser shall not be able to seek any recourse against the Company, it being understood that Purchaser may only seek recourse against the Shareholders hereunder in respect of any breaches by the Company of the terms and conditions hereof).

7.5	Claim Procedures.

Any claim for indemnification, compensation or reimbursement pursuant to this Article 7 (and, at the option of any Indemnitee, any claim based upon fraud, intentional misrepresentation or willful misconduct) shall be brought and resolved exclusively as follows:

(a)     If any Indemnitee has or claims in good faith to have incurred or suffered, or believes in good faith that it may incur or suffer, Damages for which it is or may be entitled to indemnification, compensation or reimbursement under this Article 7 or for which it is or may otherwise be entitled to a monetary remedy relating to this Agreement or the Share Purchase, such Indemnitee may deliver a claim notice (a "Claim Notice") to the Shareholders or Purchaser, as applicable. Each Claim Notice shall: (i) contain a brief description of the facts and circumstances supporting the Indemnitee's claim; and (ii) if practicable, contain a non-binding, preliminary, good faith estimate of the amount to which the Indemnitee might be entitled (the aggregate amount of such estimate, as it may be modified by the Indemnitee in good faith from time to time, being referred to as the "Claimed Amount").

(b)     During the twenty (20) Business Day period commencing upon receipt by the Shareholders or Purchaser of a Claim Notice from an Indemnitee (the "Dispute Period"), each Shareholder or Purchaser, as applicable, may deliver to the Indemnitee a written response (the "Response Notice") in which the Shareholder or Purchaser, as applicable: (i) agrees that the full Claimed Amount is owed to the Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount is owed to the Indemnitee; or (iii) indicates that no part of the Claimed Amount is owed to the Indemnitee. If the Response Notice is delivered in accordance with clause "(ii)" or clause "(iii)" of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances supporting the Shareholder's or Purchaser's, as applicable, claim that only a portion or no part of the Claimed Amount is owed to the Indemnitee, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Shareholder or Purchaser, as applicable, asserts in the Response Notice that no part of the Claimed Amount is owed to the Indemnitee) is referred to herein as the "Contested Amount" (it being understood that the Contested Amount shall be modified from time to time to reflect any good faith modifications by the Indemnitee to the Claimed Amount). If a Response Notice is not received by the Indemnitee from the Shareholder or Purchaser, as applicable, prior to the expiration of the Dispute Period, then such Shareholder or the Purchaser, as applicable, shall be conclusively deemed to have agreed that an amount equal to the full Claimed Amount is owed to the Indemnitee.

(c)     If the Shareholder or Purchaser, as applicable, in its Response Notice agrees that the full Claimed Amount is owed to the Indemnitee, or if no Response Notice is received by the Indemnitee from the Shareholder or the Purchaser, as applicable, prior to the expiration of the Dispute Period, then: (x) in the case of a claim by a Shareholder Indemnitee, Purchaser shall pay the Claimed Amount to the Shareholders within ten (10) Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period; and (y) in the case of a claim by a Purchaser Indemnitee: (i) within three (3) Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, Purchaser and the Shareholder shall agree to release the Claimed Amount to Purchaser Indemnitee from the applicable future payments to the Shareholders otherwise owing pursuant to this Agreement or the Royalty Agreement.

(d)     If the Shareholder or Purchaser, as applicable, delivers a Response Notice to the Indemnitee during the Dispute Period agreeing that part, but not all, of the Claimed Amount is owed to the Indemnitee (the "Agreed Amount"), then if accepted by the Indemnitee in writing: (x) in the case of a claim by a Shareholder Indemnitee, Purchaser shall pay the Agreed Amount to the Shareholders within three (3) Business Days following the delivery of such Response Notice; and (y) in the case of a claim by a Purchaser Indemnitee without further act or formality, the Purchaser may release the Agreed Amount to the Purchaser Indemnitee from the applicable future payments to the Shareholders otherwise owing pursuant to this Agreement or the Royalty Agreement.

(e)     If the Shareholder or Purchaser, as applicable, delivers a Response Notice to the Indemnitee during the Dispute Period indicating that there is a Contested Amount, the Shareholder or Purchaser, as applicable, and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Shareholder or Purchaser, as applicable, and the Indemnitee resolve such dispute, such resolution shall be binding on the Shareholder or Purchaser, as applicable, the Indemnitor(s) and such Indemnitee and a settlement agreement stipulating the amount owed to such Indemnitee (the "Stipulated Amount") shall be signed by such Indemnitee and the Shareholder or Purchaser, as applicable. In the case of a claim by a Shareholder Indemnitee, Purchaser shall pay the Stipulated Amount to the Shareholder within three (3) Business Days following the execution of such settlement agreement, or such shorter period of time as may be set forth in the settlement agreement; and (y) in the case of a claim by a Purchaser Indemnitee, within three (3) Business Days following the execution of such settlement agreement, or such shorter period of time as may be set forth in the settlement agreement, Purchaser release the Stipulated Amount to Purchaser Indemnitee from the Secondary Payment (to the extent available). If the Secondary Payment is insufficient to cover the full Stipulated Amount, Purchaser may set off the amount of such deficiency against the applicable future payments to the Shareholders otherwise owing pursuant to this Agreement or the Royalty Agreement.

(f)     In the event that there is a dispute relating to any Claim Notice or Contested Amount (whether it is a matter between the Indemnitee, on the one hand, and a Shareholder or the Purchaser, as applicable, on the other hand, or it is a matter that is subject to a claim or Legal Proceeding asserted or commenced by a third party brought against the Indemnitee or any of the Company or its direct or indirect Subsidiaries), such dispute shall be settled by the Ontario Superior Court of Justice.

7.6	Defense of Third Party Claims.

In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against Purchaser, the Company or any other Person) with respect to which any Shareholder Indemnitor may become obligated to indemnify, compensate or reimburse any Purchaser Indemnitee pursuant to Article 7, Purchaser shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own with counsel reasonably satisfactory to the Majority Shareholders. If Purchaser so proceeds with the defense of any such claim or Legal Proceeding:

(a)     subject to the other provisions of Article 7, all reasonable expenses relating to the defence of such claim or Legal Proceeding shall be borne and paid exclusively by the Shareholder Indemnitors;

(b)     each Shareholder Indemnitor shall make available to Purchaser any documents and materials in his possession or control that may be necessary to the defence of such claim or Legal Proceeding; and

(c)     Purchaser shall have the right to settle, adjust or compromise such claim or Legal Proceeding; provided, however, that if Purchaser settles, adjusts or compromises any such claim or Legal Proceeding without the Consent of Majority Shareholders, such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Damages incurred by Purchaser Indemnitee in connection with such claim or Legal Proceeding (it being understood that if Purchaser requests that the Shareholders consent to a settlement, adjustment or compromise, the Shareholders shall not unreasonably withhold or delay such Consent).

Purchaser shall give the Shareholders prompt notice of the commencement of any such Legal Proceeding against Purchaser or the Company; provided, however, that any failure on the part of Purchaser to so notify the Shareholders shall not limit any of the obligations of the Shareholder Indemnitors under Article 7 (except to the extent such failure materially prejudices the defence of such Legal Proceeding). If the Purchaser does not elect to proceed with the defence of any such claim or Legal Proceeding, the any Shareholder may proceed with the defence of such claim or Legal Proceeding with counsel reasonably satisfactory to Purchaser; provided, however, that the Shareholder may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written Consent of Purchaser (which Consent may not be unreasonably withheld or delayed).

7.7	Setoff.

Subject to the other provisions of this Article 7, in addition to any rights of setoff or other similar rights that the Purchaser or any of the other Purchaser Indemnitees may have at common law or otherwise, the Purchaser shall have the right to withhold and deduct any sum that may be owed to any Purchaser Indemnitee by any Shareholder Indemnitor under this Article 7 from any amount otherwise payable by any Purchaser Indemnitee to such Shareholder Indemnitor, including pursuant to Sections 1.4, 1.7, 2.1 or 2.3 of this Agreement or payments pursuant to the Royalty Agreement.

7.8	Exclusive Remedy.

Except (a) in the event of fraud, intentional misrepresentation and/or willful misconduct, and (b) for equitable remedies, from and after the Closing Date, the rights to indemnification, compensation and reimbursement set forth in this Article 7 shall be the sole and exclusive remedy of the Indemnitees with respect to any breach of this Agreement.

7.9	Tax Effect of Indemnification Payment.

The satisfaction by the Shareholder Indemnitors of any indemnification amount shall be deemed to constitute a reduction in the Transaction Consideration. The satisfaction by Purchaser Indemnitors of any indemnification amount shall be deemed to constitute an increase in the Transaction Consideration.

8.	MISCELLANEOUS PROVISIONS

8.1	Further Assurances.

Each Party hereto shall execute and cause to be delivered to each other Party hereto such instruments and other documents, and shall take such other actions, as such other Party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

8.2	Fees and Expenses.

Subject to Sections 1.4 and Article 7, each Party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such Party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such Party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (c) the consummation of the Share Purchase.

8.3	Attorneys' Fees.

If any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any Party hereto, the prevailing Party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing Party may be entitled).

8.4	Notices.

(a)     Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent via facsimile with confirmation of receipt, when transmitted and receipt is confirmed; (c) if sent by electronic mail, or other electronic transmission, upon receipt or confirmation of receipt; (d) if sent by registered, certified or first class mail, the seventh (7th) Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, upon confirmation of receipt, in each case to the address or facsimile telephone number referred to below with respect to each Party (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other Parties hereto):

If to Purchaser or the Company:

TRILLIUM THERAPEUTICS INC.

96 Skyway Avenue
Toronto, Ontario,
Canada M9W 4Y9

Attention:	Dr. Niclas Stiernholm, Chief Executive Officer
James Parsons, Chief Financial Officer

Fax: (416) 595-5835

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
Suite 4400
40 King Street West
Toronto, Ontario, Canada M5H 3Y4

Attention:	Jay A. Lefton
Fax:	416-361-7328

If to any Shareholder:

To the address and contact information set out in Exhibit 8.4.

(b)     If the Majority Shareholders provide any notice pursuant to Section 1.5(c), Section 6.1(g), Section 7.6 or Section 8.11 to the Purchaser, the Majority Shareholders shall notify each other Shareholder within ten (10) Business Days in writing providing the details of any such communication, and if available, a copy of such correspondence. Additionally, the Majority Shareholders shall notify each other Shareholder of any action to be taken by the Majority Shareholders pursuant to this Agreement in his capacity as Majority Shareholders and shall, if reasonably practicable, solicit comments from the other Shareholders prior to taking such action or providing any notice to the Purchaser hereunder.

8.5	Headings.

The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

8.6	Counterparts and Exchanges by Electronic Transmission or Facsimile.

This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in portable document format (PDF) or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

8.7	Governing Law; Dispute Resolution.

(a)                  Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by the laws of the Province of Ontario and the laws of Canada applicable therein.

(b)                  Venue. Any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement (including a Legal Proceeding based upon willful breach or fraud or intentional misrepresentation) shall be brought or otherwise commenced in the Ontario Superior Court of Justice sitting in the City of Toronto. Each Party to this Agreement: (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of Ontario Superior Court of Justice (and each appellate court located in the Province of Ontario) in connection with any such Legal Proceeding; (ii) agrees that the Ontario Superior Court of Justice sitting in the City of Toronto shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defence or otherwise), in any such Legal Proceeding commenced in the Ontario Superior Court of Justice, any claim that such Party is not subject personally to the jurisdiction of such court, that such Legal Proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c)                  Indemnification Claims. Any claim for indemnification, compensation or reimbursement pursuant to Article 7 (and, at the option of any Indemnitee, any other claim for a monetary remedy, such as in the case of a claim based upon willful breach or fraud, relating to this Agreement or the Share Purchase after the Closing) shall be brought and resolved exclusively in accordance with Section 8.7(b) .

8.8                  Successors and Assigns and Parties.

(a)                  This Agreement shall be binding upon: (a) the Company; (b) Purchaser; (c) the Shareholders and (d) the respective heirs, executors, successors and permitted assigns (if any) of the foregoing. This Agreement shall inure to the benefit of: (i) the Company; (ii) Purchaser; (iii) the Shareholders; (iv) with respect to Article 7, the Indemnitees; and (v) the respective heirs, executors, successors and permitted assigns (if any) of the foregoing.

(b)                  After the Closing Date, Purchaser may freely assign any or all of its rights under this Agreement (including its indemnification rights under Article 7), in whole or in part, to any Affiliate of Purchaser without obtaining the Consent or approval of any other Party hereto or of any other Person. For greater certainty, no rights or interests hereunder of any Shareholder may be assigned, transferred or otherwise disposed of, in whole or in part, other than to a trust or corporation (the beneficiaries or shareholders of which are limited to the Shareholder and members of the Shareholder’s family), or pursuant to the laws of descent and distribution or by will except with the written consent of the Purchaser, which consent may be denied for any reason. If the transfer is to such a trust or corporation, such transfer shall be conditional upon the transferor and transferee covenanting and agreeing, on terms and conditions acceptable to the Purchaser, acting reasonably, that the trust or corporation will continue to only have beneficiaries or shareholders comprised of the Shareholder and/or members of the Shareholder’s family.

(c)                  Notwithstanding the foregoing, FACIT may assign its rights and obligations under this Agreement to any corporation or entity in connection with a bona fide reorganization of FACIT or OICR or any successor entity of either of them provided that both FACIT and the assignee are jointly and severally liable for any obligations hereunder.

(d)                  Obligations of FACIT. Each of the parties hereto acknowledges that the Trustees of FACIT are entering into this Agreement solely in their capacity as Trustees of FACIT, and that the obligations and liabilities (including those arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence or any other tort) of the trustees, managers, officers, consultants, agents or employees of FACIT hereunder (the “FACIT Personnel”) will not be binding upon the beneficiaries of FACIT (nor will resort be had to the personal property of the FACIT Personnel or of the beneficiaries of FACIT) (other than the assets of FACIT from time to time). The obligations or liabilities, if any, of the FACIT Personnel hereunder shall be satisfied only out of the property of FACIT (including FACIT’s rights hereunder and under the Royalty Agreement) and no resort may be had to the personal property of any of the FACIT Personnel. The provisions of this paragraph shall enure to the benefit of the heirs, successors, assigns and personal representatives of the FACIT Personnel and of the beneficiary of FACIT.

8.9                  Remedies Cumulative; Specific Performance.

The rights and remedies of the Parties hereto shall be cumulative (and not alternative). The Parties to this Agreement agree that, in the event of any breach or threatened breach by any Party to this Agreement of any covenant, obligation or other provision set forth in this Agreement, for the benefit of any other Party to this Agreement: (a) such other Party shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such other Party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

8.10                  Waiver.

No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.11                  Amendments.

This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered by or on behalf of Purchaser, the Company and the Majority Shareholders. Any such amendment shall be binding upon all Shareholders upon receipt of notice by such Shareholders, provided that such amendment treats all Shareholders equally in proportion to their shareholdings and no such amendment will prejudice one or more Shareholders disproportionally with respect to their rights and interest with respect to this Agreement and/or the Royalty Agreement to any other Party hereto.

8.12                  Severability.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

8.13                  Parties in Interest.

Except for the provisions of Article 7, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the Parties hereto and their respective successors and assigns (if any).

8.14                  Entire Agreement.

This Agreement, its Exhibits and Schedules and the other agreements referred to herein set forth the entire understanding of the Parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the Parties relating to the subject matter hereof and thereof.

8.15                  Disclosure Schedule.

The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained herein permitting such disclosure, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section herein permitting such disclosure.

8.16                  Construction.

(a)                  Company. Any reference in this Agreement to the "Company" (including references contained in Section 1.5 and in Article 3) shall be deemed to be a reference to the Company and, after Closing each of its Subsidiaries if applicable (separately and in the aggregate), except to the extent otherwise specified herein or required by the context of the use of the word "Company" herein.

(b)                  Gender; Etc. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(c)                  Ambiguities. The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(d)                  Including. As used in this Agreement, the words "include" and "including and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation." (e) References. Except as otherwise indicated, all references in this Agreement to "Sections," "Schedules" and "Exhibits" are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

(f)                  References to Pay, Etc. For purposes of this Agreement, whenever the context requires (for example, when referring to the payment from the Secondary Payment), all references to "pay," "payment," "paid" and other similar terms shall include references to "deliver" and other similar terms.

(g)                  Currency. As used in this Agreement, "$" means Canadian dollars. All references to currency herein are to lawful money of Canada unless otherwise indicated.

8.17                  Advice of Counsel.

(a)                  EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL (AND HAS SOUGHT SUCH ADVICE OR DETERMINED THAT SUCH ADVICE IS NOT NECESSARY), AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT.

(b)                  Each Party to this Agreement acknowledges that the negotiation and drafting of this Agreement has been primarily undertaken by (i) Borden Ladner Gervais LLP, counsel to the Purchaser, (ii) Eve R. Wahn, counsel to the Company (iii) Bennett Jones LLP, special counsel to the Company. In such negotiations, Eve R. Wahn and Bennett Jones LLP have represented the interests of the Company and not the interests of any one or more of the Shareholders.

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The Parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

TRILLIUM THERAPEUTICS INC.

By:	“Niclas Stiernholm”
	Name:	Niclas Stiernholm
	Title:	President and CEO
Authorized Signing Officer

SHARE PURCHASE AGREEMENT SIGNATURE PAGE

FLUORINOV PHARMA INC.

By: “Abdelmalik Slassi”
Name:	Abdelmalik Slassi
Title:	President and CSO
Authorized Signing Officer

SHARE PURCHASE AGREEMENT SIGNATURE PAGE

[name of entity redacted for privacy reasons]

[name of signatory redacted for privacy
By: reasons]
Name: [name of signatory redacted for
privacy reasons]
Title:
Authorized Signing Officer

FIGHT AGAINST CANCER INNOVATION
TRUST

“Jeff Courtney”
Name: Jeff Courtney
I have authority to bind the Trust and the Trustees
of the Trust

)
)
)
	)	“Abdelmalik Slassi”
Witness:	)	ABDELMALIK SLASSI

)
)
)
	)	[name of signatory redacted for privacy reasons]
Witness:	)	[name of signatory redacted for privacy reasons]

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)
)
	)	[name of signatory redacted for privacy reasons]
Witness:	)	[name of signatory redacted for privacy reasons]

)
)

SHARE PURCHASE AGREEMENT SIGNATURE PAGE

)
)
	)	[name of signatory redacted for privacy reasons]
Witness:	)	[name of signatory redacted for privacy reasons]

)
)
)
	)	[name of signatory redacted for privacy reasons]
Witness:	)	[name of signatory redacted for privacy reasons]

)
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	)	[name of signatory redacted for privacy reasons]
Witness:	)	[name of signatory redacted for privacy reasons]

)
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	)	[name of signatory redacted for privacy reasons]
Witness:	)	[name of signatory redacted for privacy reasons]

SHARE PURCHASE AGREEMENT SIGNATURE PAGE

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

"Act" shall mean the Business Corporations Act (Ontario).

Acquisition Transaction" means any transaction or series of transactions involving:

(a)                  the sale, license or disposition of all or a material portion of the Company's business or assets;

(b)                  the issuance, disposition or acquisition of: (i) any shares or other equity security of the Company (other than Shares issued upon exercise of options outstanding as of the date of the Agreement); (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any shares, unit or other equity security of the Company; or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any shares, unit or other equity security of the Company; or

(c)                  any merger, amalgamation, consolidation, business combination, reorganization or similar transaction involving any the Company.

Affiliate" has the meaning ascribed thereto in the Act.

Agreed Amount" shall have the meaning set forth in Section 7.5(d) of this Agreement.

"Agreement" shall have the meaning set forth in the preamble.

"Biological Data" means all information and data used by the Company in respect of the Fluorinov Products that are protectable or protected by biological data protection laws.

"Business Day" shall mean any day, except Saturdays and Sundays, on which banks are generally open for non-automated business in Toronto, Ontario.

"Change of Control Payments" means: (a) any payment or Liability in respect of severance, change of control payments, stock option payments or other payments related to equity or equity-based arrangements, stay bonuses, retention bonuses, transaction bonuses, and other bonuses and similar Liabilities that is created, accelerated, increased, accrues or becomes vested or payable by the Company, including any Taxes of the Company (or any gross-up for Taxes of any Person) payable or triggered in respect of any such payment, whether pursuant to an individual agreement, an Employee Benefit Plan or otherwise; and (b) without duplication of any other amounts included within the definition of Company Transaction Expenses, any other payment, expense or fee that is created, accelerated, accrues or becomes payable by the Company to any Governmental Entity or other Person under any Law or Contract, including in connection with the making of any filings, the giving of any notices or the obtaining of any consents, authorizations or approvals, in the case of each of the immediately preceding clauses (a) and (b), as a result of, or in connection with (either alone or in combination with any other event, whether or not such event has occurred or will occur), the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and thereby (whether or not payable at the Closing Date).

"Charter Documents" shall have the meaning set forth in Section 3.2 of the Agreement.

"Claim Notice" shall have the meaning set forth in Section 7.5(a) of the Agreement.

"Claimed Amount" shall have the meaning set forth in Section 7.5(a) of the Agreement.

"Clinical Trial" shall mean a human clinical trial of a Fluorinov Product that satisfies the requirements of 21 C.F.R. §312.21, or its Canadian, European or other foreign equivalent.

"Closing" shall have the meaning set forth in Section 1.1 of the Agreement.

"Closing Date" shall have the meaning set forth in Section 1.1 of the Agreement.

"Closing Financial Statements" shall have the meaning set forth in Section 1.1(a)(i) of this Agreement.

"Closing Statements" shall have the meaning set forth in Section 1.1(a)(i) of this Agreement.

"Closing Transaction Consideration" shall mean $9,510,554.15; being $10,000,000 after the following items are deducted and/or satisfied prior to payment,

(a)                  less $250,000 credit on account of the Purchaser's payment to the Company in connection with entering into exclusive discussions to complete the Share Purchase;

(b)                  less the amount, if any, which is the working capital deficit indicated on the Pre-Closing Statement; and

(c)                  less the Holdback.

"Closing Working Capital" shall have the meaning set forth in Section 1.5(a)(i) of this Agreement.

"CNS Assets" shall mean the Fluorinov Patents identified under the heading "CNS Assets" on Section 3.9(a) of the Disclosure Schedule.

"CNS Payments" shall have the meaning set forth in Section 2.3.

"Commercially Reasonable Efforts" shall mean the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result, provided, however, that such Person will not be required to (i) take actions that would result in an adverse change in the benefits to such Person of this Agreement, (ii) dispose of or make any change to its business, (iii) incur any other adverse burden out of the normal course not consistent with the objective towards which the efforts are directed, or (iv) expend any human, financial or other resources on the matter which are in excess to those which it would otherwise expend in accordance with its ordinary course of business.

"Company" shall have the meaning set forth in the preamble.

"Company Employee" shall mean any current or former employee, founder, independent contractor, dependent contractor, officer or director of the Company or any Affiliate of the Company.

"Company Employee Plan" shall mean the Stock Option Plan along with any Contract or other arrangement providing for compensation (including an employment agreement), severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, pension, management agreement, consulting agreement, fringe benefits or other employee benefits or remuneration of any kind (including any Contract between the Company and any Company Employee), whether written, unwritten or otherwise, funded or unfunded, that is or has been maintained, contributed to, or required to be contributed to, by the Company for the benefit of any Company Employee or their respective beneficiaries or dependents, or with respect to which the Company has or may have any Liability, excluding any Statutory Plan.

"Company Financial Statements" shall have the meaning set forth in Section 3.4(a) of the Agreement.

"Company IP" shall mean (a) all Intellectual Property and Intellectual Property Rights in which the Company has (or purports to have) an ownership interest or an exclusive license or similar exclusive right and (b) all other Intellectual Property and Intellectual Property Rights incorporated or embodied in any of the Fluorinov Products, that exist as of the Closing Date.

"Company IP Contract" shall mean any Contract to which the Company is or was a party or by which the Company is or was bound as of the Closing Date, that contains any assignment or license of, or any covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Company IP or any Intellectual Property developed by, with or for the Company.

"Company Specified Representations" shall mean the representations and warranties set forth in Sections 3.1 through 3.3, 3.19, and 3.20 of the Agreement.

"Company Transaction Expenses" shall mean all fees, costs, expenses, payments, expenditures or Liabilities of the Company (including those described in Section 8.2 of the Agreement), whether incurred prior to the date of the Agreement or at the Closing Date, and whether or not invoiced prior to the Closing Date, that relate to the Agreement or any of the transactions contemplated by the Agreement, including any fees, costs or expenses payable to the Company's outside legal counsel or to any financial advisor, accountant or other Person who performed services for or on behalf of the Company, or who is otherwise entitled to any compensation from the Company, in connection with the Agreement or any of the transactions contemplated by the Agreement and, for greater certainty, Company Transaction Expenses shall be deemed to include a deemed accrual for amounts owing by the Company after the Closing Date (a) to (i) Bennett Jones LLP and (ii) Eve Wahn and Eve Wahn Law, in respect of services performed by such Persons on behalf of the Company both before and after the Closing Date (except to the extent that such amounts have otherwise been paid by the Company prior to the Closing Date) (b) in respect of the preparation of the Closing Financial Statements.

"Confidential Information" shall mean, in respect of a Party to this Agreement, at any time, all information relating to that Party which at the time is of a confidential nature (whether or not specifically identified as confidential), is known or should reasonably be known by the other relevant Party or its Representatives as being confidential, and has been or is from time to time made known to or is otherwise learned by the relevant other Party or any of its Representatives as a result of the matters provided for in this Agreement, and includes:

(i)                  the existence and the terms of this Agreement and of any other contract, agreement, instrument, certificate or other document to be entered into as contemplated by this Agreement;

(ii)                  a Party's business records and personal information; and

(iii)                  all books and records and all other information and documentation with respect to the Company, the business of the Company and the Company's assets provided by the Shareholders and the Company to the Purchaser and its Representatives, including all notes, analyses, compilations, studies, summaries and other material prepared by the Purchaser and its Representatives as a result of the books and records, information or documentation.

Notwithstanding the foregoing, Confidential Information does not include any information if and to the extent that at the time has become generally available to the public other than as a result of a disclosure by the other Party or any of its Representatives in breach of its obligations hereunder or another legal obligation, any information that was available to the other Party or its Representatives on a non-confidential basis before the date of this Agreement or any information that becomes available to the other Party or its Representatives on a non-confidential basis from a Person (other than the Party to which the information relates or any of its Representatives) who is not, to the Knowledge of the other Party or its Representatives, otherwise bound by confidentiality obligations to the Party to which the information relates in respect of the information or otherwise prohibited from transmitting the information to the other Party or its Representatives.

"Consent" shall mean any approval, clearance, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

"Consideration Allocation Spreadsheet" shall have the meaning set forth in Section 1.4(c)(i) of the Agreement.

"Contaminant" includes any material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, whether on its own or admixed with another, is identified or defined in or regulated by or pursuant to any Environmental Laws or which upon release or discharge into the Environment presents a danger, or may cause an adverse effect to the Environment or to the health or safety or welfare of any Person.

"Contested Amount" shall have the meaning set forth in Section 7.5(b) of the Agreement.

"Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan: (a) to which the Company or Purchaser is a party; (b) by which the Company or Purchaser is or may become bound or has, or may become subject to, any obligation; or (c) under which the Company or Purchaser has or may acquire any right or interest.

"Copyright" shall mean all rights, titles, interests and benefits in and to (a) all copyright and neighbouring rights in the Works, (b) all registrations for copyright and neighbouring rights, pending applications for registrations of copyright and neighbouring rights, and rights to file applications for registrations of copyright and neighbouring rights for the Works, and (c) all sui generis rights in the Databases.

"Current Assets" shall mean all cash and cash equivalents, government agency and other grant monies awarded whether or not received, accounts receivable, inventory and prepaid expenses and deposits, but excluding (i) the portion of any prepaid expense of which the Purchaser or the Company will not receive the benefit following Closing; (ii) deferred and future Taxes; (iii) any R&D Credits; and (iv) any HST Refund; all as would be determined in accordance with GAAP as if such accounts were being prepared and audited as of a fiscal year end.

"CRA" shall mean the Canada Revenue Agency.

"Damages" shall include any loss, damage, injury, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys' fees), charge, cost (including costs of investigation) or expense of any nature.

"Databases" has the meaning set out in the definition of Works.

"Debt" shall mean without duplication: (A) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks or other financial institutions, on equipment leases or otherwise; (B) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business); (C) all obligations of the Company to pay rent or other amounts under a lease which is required to be classified as a capital lease on the face of a balance sheet prepared in accordance with GAAP; (D) all obligations secured by any Encumbrance existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed; and (E) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, indebtedness of others; and (F) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment, as a result of the consummation of the transactions contemplated by this Agreement or in connection with any lender Consent.

"Deductible" shall have the meaning set forth in Section 7.3(a) of the Agreement.

"Disclosure Schedule" shall mean the schedule (dated as of the date of the Agreement) delivered to Purchaser on behalf of the Company concurrently with this Agreement and prepared in accordance with Section 8.15 of the Agreement.

"Dispute Period" shall have the meaning set forth in Section 7.5(b) of the Agreement.

"Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim or restriction of any nature.

"Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

"Environment" includes: (a) any and all buildings, structures, fixtures, fittings, appurtenances, pipes, conduits, valves, tanks, vessels and containers whether above or below ground level; and (b) ambient and indoor air, land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora and fauna.

"Environmental Law" shall mean: (a) the common law; and (b) all Legal Requirements, by-laws, orders, instruments, directives, decisions, injunctions and judgments of any government, local government, international, supranational, executive, administrative, judicial or regulatory authority or agency and all approved codes of practice (whether voluntary or compulsory) relating to the protection of the Environment or of human health or safety or welfare or to the manufacture, formulation, processing, treatment, storage, containment, labeling, handling, transportation, distribution, recycling, reuse, release, disposal, removal, remediation, abatement or clean-up of any Contaminant and any amendment thereto and any and all regulations, orders and notices made or served thereunder or pursuant thereto).

"Estimated Working Capital" has the meaning set forth in Section 1.3.

“FACIT” and “Trust” means the Fight Against Cancer Innovation Trust, a trust established under the laws of the Province of Ontario, being one of the Shareholders, settled pursuant to a Trust Agreement made September 27, 2012 between OICR, as Settlor and [names of individuals redacted for privacy reasons], as Original Trustees, and“Trustees” means the trustees of the Trust.

"Fluorinov Compound" shall mean the compounds identified on Section 3.9(a) of the Disclosure Schedule, other than those compounds which form any part of the CNS Assets.

"Fluorinov Patents" shall mean those patent applications for the Fluorinov patent families listed on Section 3.9(a) of the Disclosure Schedule, which shall include all related applications and patents thereon, including any and all, international, national and regional phase applications based on the patent applications, and other counterpart applications in all countries, and any and all substitutes, divisionals, continuations and continuations-in-part, and any letters patents that may be obtained therefor, and any and all reissues, extensions, renewals and reexaminations of such applications and patents and any other patents or patent applications thereafter that are based on the Fluorinov patent families listed in Section 3.10(a) of the Disclosure Schedule.

"Fluorinov Product" shall mean any product in finished dosage form containing a Fluorinov Compound, the development, manufacture, use or sale of which would (but for ownership rights or a valid license from Fluorinov), infringe one or more issued or pending Valid Claims of a Fluorinov Royalty Patent in the country in which it is sold (provided that in the case of a patent application, if the patent (when issued) contains claims which are lesser in scope than those contained in the patent application, then only if the issued patent would be infringed).

"Fluorinov Royalty Patents" shall mean the Fluorinov Patents other than the CNS Assets.

"GAAP", when used in respect of accounting terms or accounting determinations, means International Financial Reporting Standards as issued by the International Accounting Standards Board or any successor thereof. For the purposes of any Licensee, "GAAP" shall mean the accounting standard by which such Licensee's financial statements are prepared.

"Governmental Authorization" shall mean any: (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

"Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any court, boar, bureau, governmental division, subdivision, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any arbitrator, court or other tribunal).

"GST" shall have the meaning set forth in Section 3.13(i) of the Agreement.

"Holdback" shall mean $150,000.

"HST" shall have the meaning set forth in Section 3.13(i) of the Agreement.

“HST Refund” means the net amount of HST which is refunded to the Company pursuant to the Excise Tax Act (Canada) for a period ending on or before the Closing Date where the amount of the input tax credits claimed in respect of such periods exceeded the HST collected in respect of such periods.

"Independent Auditor" shall have the meaning set forth in Section 1.5(c) of this Agreement.

"Indemnification Percentage" shall mean, with respect to a particular Shareholder Indemnitor, the percentage corresponding to the fraction: (a) having a numerator equal to the sum of the aggregate number of Shares held by such Shareholder Indemnitor as of immediately prior to the Closing Date; and (b) having a denominator equal to the sum of the aggregate number of Shares held by all Shareholder Indemnitors as of immediately prior to the Closing Date, as set out in the Consideration Allocation Spreadsheet. For the avoidance of doubt, the sum of the Indemnification Percentages of all Shareholder Indemnitors shall equal 100%.

"Indemnitee" shall have the meaning set forth in Section 7.2(d) of the Agreement.

"Indemnitor" shall have the meaning set forth in Section 7.2(d) of the Agreement.

"Intellectual Property" means all intellectual property used by the Company, throughout the world, whether or not registrable, patentable or otherwise formally protectable, and whether or not registered, patented, otherwise formally protected or the subject of a pending application for registration, patent or any other formal protection, including in respect of the Trade-Marks, Patent Rights, Works, Biological Data, and Know-How.

"Intellectual Property Rights" means all rights, titles, interests and benefits in, the Intellectual Property, as follows:

(a)

all rights, titles, interests and benefits in and to the unregistered Trade-Marks, including (i) all common law rights in the Trade-Marks, (ii) all registrations, pending applications for registration and rights to file applications for the Trade-Marks, (iii) all rights of priority and all extensions of the foregoing applications and registrations for the Trade-Marks, and (iv) the product names associated with the Fluorinov Product(s) and the proposed product names associated with any pipeline Fluorinov Compound;

(b)	all rights, titles, interests and benefits in and to the Patent Rights;

(c)	all rights, titles, interests and benefits in and to the Works, including the Copyright and the Moral Rights;

(d)	all rights, titles, interests and benefits in and to the Biological Data;

(e)	all rights, titles, interests and benefits in and to the Know-How;

(f)	all rights, titles, interests and benefits in and to all licences, consents, permissions, covenants not to sue and other contractual rights in respect of, or relating to, the Intellectual Property;

(g)	all rights, titles, interests and benefits in and to revenues and proceeds in respect of the Intellectual Property and the rights, titles, interests and benefits set out in (a) through (f) above; and

(h)

all rights, titles, interests and benefits to enforce all rights and to obtain all remedies, including damages, accountings of profits, other compensation, and interim, temporary, interlocutory and permanent injunctions, for the infringement and other violations of the rights, titles, interests and benefits set out in (a) through (f) above.

"ITA" shall mean the Income Tax Act (Canada) and regulations made thereunder, as the same may be amended from time to time.

"Know-How" means all know-how, trade secrets, proprietary information, Confidential Information and information of a sensitive nature used by the Company, in whatever form communicated, maintained or stored, including (a) all formulae, recipes, algorithms, business methods, technical processes, specifications, manuals, drawings, prototypes, models, corporate plans, management systems and techniques, (b) all information relating to the research, development, clinical trials, manufacture, product monograph, marketing, sales or post-sales activities of any past, present or future goods, including lab journals, laboratory notebooks, design documentation, engineering documentation, manufacturing documentation, instruction manuals, costing information, advertising plans, pricing information, customer names, customer lists and other details of customers, supplier names, supplier lists and other details of suppliers, sales targets, sales statistics, market share information, market research and survey information, and (c) sales methodologies and processes, training protocols and similar methods and processes, algorithms, active pharmaceutical ingredients, apparatus, methods, protocols, schematics, specifications, techniques, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing).

"Knowledge" an individual shall be deemed to have Knowledge of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) a prudent individual with the same office or position should have known such fact or other matter under the circumstances after reasonable enquiry. The Company shall be deemed to have "Knowledge" of a particular fact or other matter if any of the officers or directors of the Company has Knowledge of such fact or other matter.

"Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

"Legal Requirement" shall mean, with respect to any Person, any federal, provincial, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, judgment, rule, regulation, regulatory practice, by-law, directive, policy, guideline, ruling requirement or any published administrative position issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of the Toronto Stock Exchange, NASDAQ or any Governmental Body, including all privacy and anti-spam legislation.

"Liability" shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

"Licensee" shall mean a third party to whom the Purchaser, the Company or any of their Affiliates has, directly or indirectly granted an arm's length license to any of the Fluorinov Patents (and, for greater certainty, shall include any distributor, sales agent, and any other third party to whom any direct or indirect Licensee has granted a further sublicense of any rights granted by the Company).

"Lock-Up Agreement" has the meaning set forth in the Recitals hereto.

"Majority Shareholders" shall have the meaning set forth in Section 1.5(c) .

"Material Adverse Effect" shall mean any change, event, effect, claim, circumstance or matter (each, an "Effect") that (considered together with all other Effects) is, or would reasonably be expected to be or to become, materially adverse to: (a) the business, condition (financial or otherwise) or results of operations of the Company; (b) Purchaser's right to own, or to receive dividends or other distributions with respect to, the Shares of the Company; or (c) the ability of the Company to perform any of its material covenants or obligations under this Agreement or under any other Contract or instrument executed, delivered or entered into in connection with any of the transactions contemplated by this Agreement; except to the extent that any such Effect results from: (i) changes in general economic conditions (except to the extent that such changes have a disproportionate impact on the Company as compared to other companies in the industry in which the Company operates); (ii) changes affecting the industry generally in which the Company operates (except to the extent that such changes have a disproportionate impact on the Company as compared to other companies in the industry in which the Company operates); (iii) changes in Legal Requirements or generally accepted accounting principles (except to the extent that such changes have a disproportionate impact on the Company as compared to other companies in the industry in which the Company operates); (iv) acts of war or terrorism or natural disasters (except to the extent that such changes have a disproportionate impact on the Company as compared to other companies in the industry in which the Company operates); or (v) losses of, or adverse changes in relationships with employees arising directly from the announcement or pendency of the Share Purchase;.

"Material Contracts" shall have the meaning set forth in Section 3.10(a) of the Agreement.

"Materials of Environmental Concern" include chemicals, pollutants, Contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by, or gives rise to liability under, any Environmental Law or that is otherwise a danger to health, reproduction or the Environment.

"Milestone Payment" has the meaning set forth in Section 2.1.

"Moral Rights" means all rights, titles, interests and benefits in and to the moral rights and all waivers of moral rights in the Works.

"Net CNS Amounts" shall mean the value of the consideration actually received by the Company, Purchaser or their respective Affiliates from the development, commercialization, sale, transfer and/or licensing of the CNS Assets, which amount shall be reduced by the aggregate of:

(A)

any payments made by the Company, Purchaser or their respective Affiliates after the date of this Agreement in respect of the CNS Assets (including, without limitation, all payments made directly or indirectly in connection with pursuing patent protection for the CNS Assets, including (without limitation) legal and advisory fees and fees paid to all governmental and quasi-governmental bodies); and

(B)	any payments made by the Company, Purchaser or their respective Affiliates in connection with the sale, transfer, licensing or other commercialization of the CNS Assets;

(C)	any research, development and other costs incurred the Company, Purchaser or their respective Affiliates in respect of the CNS Assets; and

(D)

a bona fide estimate of the Taxes to be incurred by the Company, Purchaser and their respective Affiliates arising from the amounts received from the sale, transfer or licensing of the CNS Assets arising from such transaction (disregarding any tax losses which may otherwise be available to the Company, Purchaser and their respective Affiliates in respect of such transaction but taking into account the effect of any payments made to the Shareholders pursuant to Section 2.3).

"Objection Notice" shall have the meaning set forth in Section 1.5(c) of this Agreement.

“OICR” means the Ontario Institute for Cancer Research.

"Party" or "Parties" shall mean the Purchaser, the Company and each Shareholder executing this Agreement, and subject to Section 8.8, their permitted heirs, executors, successors and assigns.

"Patent Rights" shall mean all rights, titles, interests and benefits in and to the Fluorinov Patents including (a) all utility patents, pending utility patent applications and rights to file utility patent applications, (b) all rights of priority and all rights in provisionals, continuations, continuations-in-part, divisions, re-examinations, reissues, extensions and other derivative applications and patents of the foregoing patents and patent applications, and (c) all inventors' certificates, utility models, applications for utility models and rights to file utility models.

"Person" shall mean any individual, Entity or Governmental Body.

"Pre-Closing Period" means any Tax period ending on or before the day prior to the Closing Date.

"Pre-Closing Statement" has the meaning set forth in Section 1.3.

"Purchaser" shall have the meaning set forth in the preamble to this Agreement.

"Purchaser Indemnitees" shall mean the following Persons: (a) Purchaser; (b) Purchaser's current and future Affiliates; (c) the respective Representatives of the Persons referred to in clauses "(a)" and "(b)" above; and (d) the respective successors and assigns of the Persons referred to in clauses "(a)", "(b)" and "(c)" above; provided, however, that the Shareholders shall not be deemed to be "Purchaser Indemnitees".

"Purchase Price" has the meaning specified in Section 1.3 of this Agreement.

"Purchaser Specified Representations" shall mean the representations and warranties set forth in Sections 5.1 and 5.3 of the Agreement.

"R&D Credits" means the "refundable investment tax credit" as defined in section 127.1 of the ITA that are refundable, claimed or claimable by the Company for a taxation year ending on or before the Closing Date in respect of the "SR&ED qualified expenditure pool" (as defined in the ITA) as of the Closing Date plus any equivalent refundable provincial tax credits applicable to any scientific research and experimental development expenditure of the Company.

"Real Property Lease" shall mean the MaRS Incubator - License Agreement for lab and office space at the MaRS Discovery District dated March 9, 2011 and extended by a license extension agreements between the Company and MaRS Discovery District.

"Registered IP" shall mean all Intellectual Property Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, patent applications, registered Copyrights, registered trademarks, if any, and all applications for any of the foregoing.

"Related Party" shall mean: (a) each individual who is, or who has at any time since incorporation of the Company been, an officer or director of the Company; (b) each member of the immediate family of each of the individuals referred to in clause "(a)" above; and (c) any trust or other Entity (other than the Company) in which any one of the Persons referred to in clauses "(a)" and "(b)" above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

"Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives of a Person.

"Response Notice" shall have the meaning set forth in Section 7.5(b) of the Agreement.

"Royalty Agreement" shall have the meaning set forth in the preamble to this Agreement.

"Secondary Payment" shall have the meaning set forth in Section 1.7 of the Agreement.

"Shareholder Indemnitees" shall have the meaning set forth in Section 7.2(c) of the Agreement.

"Shareholder Indemnitors" shall have the meaning set forth in Section 7.2(a) of the Agreement.

"Shareholders" shall have the meaning set forth in the recitals and "Shareholder" shall mean any one of them.

"Shareholders Agreement" shall mean the amended and restated shareholders agreement between the Company and its shareholders dated March 30, 2012.

"Share Purchase" shall have the meaning set forth in Section 1.2.

"Shares" shall mean the common shares in the capital of the Company.

"Statutory Plans" shall mean benefit plans, programs, agreements or arrangements which the Company is obligated to contribute to as of the time of Closing, comply with or participate in, pursuant to any federal, provincial, including the Canada Pension Plan, and plans administered pursuant to applicable federal or Ontario health, workers' compensation and employment insurance legislation.

"Stipulated Amount" shall have the meaning set forth in Section 7.5(e) of the Agreement.

"Stock Option Plan" shall mean the stock option plan of the Company adopted on December 14, 2015.

"Straddle Period" means any Tax period beginning before or on and ending after the Closing Date.

"Subsidiary" an Entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns or purports to own, or control other than by way of security only, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity's board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

"Tax" shall mean all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, premiums, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Body including, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, personal property, ad valorem, transfer, licence, profits, windfall profits, environmental, payroll, employment, employer health, Canada Pension Plan, anti-dumping, countervail, excise, severance, stamp, occupation, or premium tax, (ii) all withholdings on amounts paid to or by the relevant Person, (iii) all federal, provincial and foreign employment insurance premiums and any other federal, provincial and foreign pension plan contributions or premiums, (iv) any fine, penalty, interest, or addition to tax, (v) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vi) any Liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law.

"Tax Limitation Period" shall have the meaning set forth in Section 7.1(d) of this Agreement.

"Tax Representations" shall have the meaning set forth in Section 7.1(d) of the Agreement.

"Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

"Termination Date" shall have the meaning set forth in Section 7.1(a) of this Agreement.

"Trade-Marks" means all registered and unregistered trade-marks owned and used by the Company.

"Transaction Consideration" shall mean the consideration that a Shareholder is entitled to receive in exchange for Shares pursuant to this Agreement.

"Unaudited Interim Balance Sheet" shall have the meaning set forth in Section 3.4(a) of the Agreement.

"Valid Claim" means a claim in an issued, unexpired or unabandoned patent or in a pending patent application included within the Fluorinov Royalty Patents that (a) has not been finally cancelled, withdrawn, abandoned or rejected by any administrative agency or other body of competent jurisdiction, (b) has not been revoked, held invalid, or declared unpatentable or unenforceable in a decision of a court or other government agency or other body of competent jurisdiction that is unappealable or unappealed within the time allowed for appeal, (c) has not been rendered unenforceable through disclaimer or otherwise, and (d) is not lost through an interference proceeding. Notwithstanding the foregoing, if a claim of a pending patent application within the Fluorinov Royalty Patents has not issued as a claim of a patent within seven (7) years after the PCT filing date (or the first national filing date if no PCT was filed), such claim shall not be a Valid Claim for the purposes of this Agreement, unless and until such claim issues as a claim of an issued patent (from and after which time the same shall be deemed a Valid Claim subject to subsections (a) and (b) above).

"Working Capital" shall mean, in respect of the Company, the difference in the value of the Company's Current Assets and the aggregate of the Company's Debt and Liabilities (including all (i) Company Transaction Expenses, (ii) all Change of Control Payments, whether or not payable (but only to the extent such amounts are not paid prior to the Closing), and (iii) an accrual of all Taxes up to the Closing Date, as determined in accordance with GAAP.

"Working Capital Surplus" shall have the meaning set forth in Section 1.6(a) of this Agreement.

"Working Capital Deficit" shall have the meaning set forth in Section 1.6(a) of this Agreement.

"Works" means all works and subject matter used by the Company in which copyright, neighbouring rights or Moral Rights subsist, including (a) all databases and database layouts within the Computer Systems (the "Databases"), (b) all documents and other works relating to the Software or the Databases, and (c) all derivatives, enhancements and modifications of the foregoing.